Exhibit 10.1

Dated November 29, 2006

Rockwood Specialties Group GmbH

And

The Persons Identified Herein

And

The Other Shareholders

And

The Financial Investors

And

Financière Ginova

SHARE PURCHASE AGREEMENT

relating to the sale and purchase of the shares of Groupe Novasep SAS

Table of Contents

1	DEFINITIONS	7

1.1	Definitions	7

1.2	Interpretation and Rules of Construction	8

2	SALE AND PURCHASE OF THE SHARES	8

2.1	The Shares	8

2.2	Transfer of the ownership of the Shares sold respectively by the Sellers to the Purchaser	8

2.3	Rights Attaching to the Shares — Dividends	9

2.4	Contribution	9

3	PURCHASE PRICE	10

3.1	Amount	10

3.2	Adjustment of the Closing Purchase Price	10

3.3	Payment of the Closing Purchase Price and of the Closing Purchase Price Adjustment	13

3.4	Pre-Closing Covenants of the Sellers	14

4	CONDITIONS PRECEDENT	15

4.1	Conditions to the obligations of the Sellers and of the Purchaser	15

4.2	Conditions to the obligations of the Purchaser	15

4.3	Best Efforts concerning the Satisfaction of the Conditions Precedent — Notification of Satisfaction	15

5	CLOSING	16

5.1	Date and Place	16

5.2	Sellers’ Closing Obligations	16

5.3	Purchaser’s Closing Obligations	17

5.4	Effectiveness of the Closing Obligations	17

5.5	Right to Terminate	18

6	COVENANTS OF THE PARTIES	18

6.1	Collaboration	18

6.2	Approvals	19

6.3	Conduct of business of the Company	20

6.4	Obligations of the management of the Company in respect of the Conduct of Business	21

6.5	Remedy for breach of Covenants under Article 6.3	22

6.6	Access to information	22

6.7	Relationships with Third Parties	23

6.8	Obligations of the Parties on or prior to Closing	23

6.9	Non-Compete and non solicitation	25

6.10	Environmental Actions	26

6.11	Post Closing Covenants of Purchaser	28

7	ACTIONS TO BE PERFORMED RELATING TO THE STOCK OPTIONS	29

8	REPRESENTATIONS AND WARRANTIES OF THE PARTIES AND INDEMNIFICATION	29

8.1	Representations and Warranties of the Sellers	29

8.2	Representations and Warranties of the Purchaser	31

8.3	Indemnification	31

9	GENERAL PROVISIONS	31

9.1	Expenses	31

9.2	Represented Managers Agent	31

9.3	Notices	32

9.4	Termination	32

9.5	Confidentiality and Public Disclosure	33

9.6	Severability	34

9.7	Entire Agreement	34

9.8	Assignment	34

9.9	Amendment	35

9.10	Waiver	35

9.11	No Third Party Beneficiaries	35

9.12	Governing Law	35

9.13	Jurisdiction	35

9.14	Language	36

	SCHEDULE (1) — POWER OF ATTORNEY RSGG	40

	SCHEDULE (2) LIST OF THE PARTIES REPRESENTED BY ROGER-MARC NICOUD	41

	SCHEDULE (3) LIST OF THE PARTIES REPRESENTED BY PIERRE HILAIREAU	42

	SCHEDULE A SHARES HELD BY EACH SELLER	43

	SCHEDULE G DATA ROOM INDEX	45

	SCHEDULE (H) — Q&A SHEET	46

	SCHEDULE 1.1 DEFINITIONS	47

	SCHEDULE 2.4.2 — FORM OF CONTRIBUTION AGREEMENT	56

	SCHEDULE 3.2.1(I)(C) — DISPUTES	57

	SCHEDULE 5.2(III) RECEIPT FOR THE CLOSING PURCHASE PRICE	58

	SCHEDULE 5.2(III) RECEIPT FOR THE CLOSING PURCHASE PRICE	58

	SCHEDULE 5.2(IV)(A) LIST OF RESIGNING DIRECTORS	59

	SCHEDULE 5.2(IV)(B) FORM OF LETTER OF RESIGNATION	60

	SCHEDULE 6.8.1 — DETAILS OF PAYMENTS OBLIGATIONS	62

	SCHEDULE 6.8.2 — INTERCOMPANY AGREEMENTS TO BE TERMINATED	63

	SCHEDULE 6.8.10 — CORPORATE SELLER GUARANTEES	64

	SCHEDULE 6.9.4 — LIST OF THE EXECUTIVE COMMITTEE MEMBERS	65

SHARE PURCHASE AGREEMENT

BETWEEN THE UNDERSIGNED:

(1)                                  Rockwood Specialties Group GmbH, a company organized under the laws of Germany, with a share capital of € 25,000, which registered office is Königsberger Strasse 1, D-60487 Frankfurt am Main, Germany, registered under number HRB 57924, represented by Udo Pinger, duly authorized for the purpose hereof pursuant to the power of attorney attached to Schedule (1) (hereinafter referred to as “RSGG” or the “Corporate Seller”), on the one hand,

(2)                                  Each of the persons whose names and details are set out in Schedule (2), represented by Roger-Marc Nicoud, duly authorized for the purpose hereof pursuant to the powers of attorney attached to Schedule (2), that constitute a “mandat d’intérêt commun” for the purpose of Article 1325 of the French Civil Code, (together hereinafter referred to as the “Represented Managers” and individually as the “Represented Manager”), on the second hand,

(3)                                  Each of the entities whose names and details are set out in Schedule (3), represented by Pierre Hilaireau, duly authorized for the purpose hereof pursuant to the powers of attorney attached to as Schedule (3)

on the third hand,

(4)                                  Pierre Hilaireau, born on December 7, 1954 at Saint Michel Le Cloucq (France), French national, whose address is 23, chemin des Brigeottes, 54130 Saint Max, France,

on the fourth hand,

(5)                                  Henri Colin, born on May 26, 1950 at Chateaubriant (France), French national, whose address is 77, rue Sainte Geneviève, 54130 Dommartemont, France, represented by Pierre Hilaireau, duly authorized for the purpose hereof pursuant to the powers of attorney attached to as Schedule (3)

((3), (4) and (5) being together referred to as the “Other Shareholders”)

on the fifth hand,

(The Corporate Seller, the Managers and the Other Shareholders being hereinafter collectively referred to as the “Sellers” and individually as a “Seller”)

The Sellers are acting severally (de façon non-solidaire) and not jointly under this Agreement, and nothing in this Agreement may be constructed or interpreted so that the Sellers would act otherwise.

(6)                                  Financière Ginova SAS, a French société par actions simplifiée, with a share capital of € 37,000, which registered office is located 55 boulevard Pereire, 75017 Paris, incorporated with the Paris Commercial and Corporate Register under number 492 941 299, represented by Paul Bekx, duly authorized (referred to as “Financière Ginova” or the “Purchaser”), on the sixth hand,

The Sellers and the Purchaser being hereinafter collectively referred to as the “Parties” and individually as a “Party”. Other capitalized terms used hereafter without definition are defined in Schedule 1.1.

AND FOR THE SOLE PURPOSE OF ARTICLE 6.8.

(7)                                  Gilde Buy Out Partners SAS, a French société par actions simplifiée, with a share capital of € 37,000, which registered office is located 117 rue de Charenton, 75012 Paris, incorporated with the Commercial and Corporate Register of Paris under number 488 917 345, represented by Paul Bekx, duly authorized for the purpose hereof (referred to as the “Financial Investor 1”), on the seventh hand,

(8)                                  Middle Market Fund III FCPR, a French fonds commun de placement à risques, represented by its management company, Banexi Capital Partenaires, a French société anonyme, with a share capital of € 1,000,000, which registered office is located 32 boulevard Haussman, 75009 Paris, represented by Christine Mariette, duly authorized for the purpose hereof, on the eighth hand,

(7) and (8) being individually referred to as a “Financial Investor” and collectively as the “Financial Investors”

The Financial Investors are acting severally (de façon non-solidaire) and not jointly under this Agreement, and nothing in this Agreement may be construed or interpreted so that the Financial Investors would act otherwise.

WHEREAS:

(A)                              The Corporate Seller holds an aggregate number of 419,150 Class A shares (the “Corporate Seller Shares”) in Groupe Novasep SAS, a société par actions simplifiée, with a share capital of €50,378,988.92 whose registered office is Boulevard de la Moselle — Site Eiffel, 54340 Pompey, France (the “Company”), representing approximately 78.57% of the entire share capital and of the voting rights of the Company.  The Managers hold an aggregate number of 114,298 Class B shares in the Company (the “Managers Shares”), representing approximately 21.43% of the entire share capital and of the voting rights of the Company.  For each category of Shares, Schedule (A) sets out the number of Shares held by each Seller.

(B)                                The Managers Shares and the Corporate Seller Shares represent in aggregate 100% of the share capital and voting rights of the Company (on a non-fully diluted basis). The Company has also granted, to the benefit of identified managers, 19,935 outstanding options to subscribe to its share capital, which, if exercised, represent 3.6% (in aggregate) of the share capital of the Company on a fully diluted basis.

(C)                                A limited auction procedure to find a single purchaser for the Shares has been initiated in August 2006.

(D)                               On August 28, 2006, the Financial Investor 1 has signed a non-disclosure undertaking (the “Non-Disclosure Undertaking”).

(E)                                 On August 30, 2006, JP Morgan, Cazenove and Lazard delivered an information memorandum to the Financial Investor 1 (a copy of which was made available in the Data Room) to provide a general overview of the activities and financial situation of the Company and its Subsidiaries (the “Information Memorandum”).

(F)                                 On September 18, 2006, Gilde Buy-Out Fund III B.V., managed by Gilde Buy-Out Partners BV, itself advised by the Financial Investor 1, made a non-binding preliminary proposal to acquire or be contributed all the shares in the Company.

(G)                                The Financial Investor 1 and its advisors had access to a virtual data room containing detailed information on the Company and its Subsidiaries between September 25, 2006 and the date hereof (the “Data Room”). The Data Room was updated from time to time.  An index of all documents made available in the Data Room is attached as Schedule (G) to this Agreement (the “Data Room Index”).

(H)                               The Financial Investor 1 had the opportunity to submit further questions on the Novasep Group Companies. An overview of all such questions asked and answers provided is attached as Schedule (H) to this agreement (the “Q&A Sheet”).

(I)                                    The Financial Investor 1 and his financial advisors have attended management meetings with the management of the Company on October 19, 20, 23 and 30, 2006, during which the Purchaser had the opportunity to ask questions to the senior management of the Company directly.

(J)                                   On November 7, 2006, Gilde Buy-Out Fund III B.V., managed by Gilde Buy-Out Partners BV, itself advised by the Financial Investor 1, made a binding offer, amended on November 9 and 13, 2006.

(K)                               The Corporate Seller wishes to sell to, and the Managers wish to sell and/or contribute to, the Purchaser and the Purchaser wishes to purchase from the Corporate Seller all the Corporate Seller Shares and to purchase and/or be contributed by the Managers all the Managers Shares, upon the terms and subject to the conditions set forth in this Agreement.

(L)                                 The Managers, the Purchaser and the Financial Investors have on the date hereof entered into an investment agreement in relation to their respective investments in the Purchaser.

IT BEING UNDERSTOOD AND AGREED AS FOLLOWS:

1                                         DEFINITIONS

1.1          Definitions

For the purposes of this Agreement, certain terms are defined in Schedule 1.1. Schedule 1.1 also indicates the terms which are defined in Articles and Schedules of this Agreement.

1.2          Interpretation and Rules of Construction

In this Agreement, except to the extent otherwise provided or that the context otherwise requires:

(a)                  when a reference is made in this Agreement to an Article, Exhibit or Schedule, such reference is to an Article of, or an Exhibit or Schedule to, this Agreement;

(b)                 the table of contents and headings for this Agreement are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement;

(c)                  whenever the words “include”, “includes” or “including” are used in this Agreement, they are deemed to be followed by the words “without limitation”;

(d)                 the definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms;

(e)                  references to a Person are also to its successors and permitted assigns;

(f)                    where it is necessary to determine whether a monetary limit or threshold set out in this Agreement has been reached or exceeded and the value of the relevant claim or any of the relevant claims is expressed in a currency other than Euros, the value of each such claim shall be translated into Euros at the prevailing exchange rate applicable to that amount of that non-Euro currency by reference to middle-market rates quoted by BNP Paribas immediately before close of business in Paris on the date on which the claim is finally determined in accordance with this Agreement.

(g)                 the Schedules to this Agreement form part of this Agreement and have the same force and effect as if set out in the body of this Agreement.  Any reference to this Agreement includes the Schedules to it.

2                                         SALE AND PURCHASE OF THE SHARES

2.1          The Shares

On the terms and subject to the conditions set forth in this Agreement, including in particular the satisfaction or waiver of the conditions precedent set out in Article4, each of the Sellers hereby sells to the Purchaser and the Purchaser agrees to purchase from each of the Sellers, all but not part only, of the Shares set forth opposite such Seller’s name on Schedule A, free from any Encumbrances, with all rights attached or accruing to them at Closing.

Notwithstanding the above, the Managers may elect to contribute in kind, between the date hereof and Closing, part of the Shares set forth opposite such Managers’ name, in accordance with Article 2.4 below. In such case, the content of Schedule A shall be adjusted in accordance with Article 2.4.4 below;

2.2                               Transfer of the ownership of the Shares sold respectively by the Sellers to the Purchaser

2.2.1                        The ownership of the Shares sold to the Purchaser pursuant to Article 2.1 above shall be transferred to the Purchaser on the Closing Date against payment of an amount equal to the number of Shares sold by the Sellers multiplied by the Purchase Price Per Share in accordance with Article 3.1 below.

2.2.2                        On the Closing Date, the Corporate Seller and the Managers will respectively transfer and/or contribute their Corporate Seller Shares and their Managers Shares to the Purchaser free and clear of any Encumbrances.

2.3          Rights Attaching to the Shares — Dividends

The Shares sold or contributed to the Purchaser shall be sold or contributed together with all rights attaching thereto, including the right to the full amount of all dividends (i) which might have been allocated to the Shares in respect of the financial year ended 31 December 2005 but not paid to the Sellers on or prior to Closing Date and (ii) which might have been allocated to the Shares in respect of the current financial year ending 31 December 2006.

2.4          Contribution

2.4.1                        Each of the Managers shall have the right to opt for the contribution to the Purchaser on the Closing Date, concurrently with, and subject to, the acquisition of the Shares by the Purchaser, of part of the Managers Shares it owns at a value per Contributed Managers Share (as defined below) equal to the Purchase Price per Share.

2.4.2                        Each of the Managers wishing to contribute part of its Managers Shares shall (i) notify the Purchaser at the latest five (5) Business Days after the date hereof the number of Managers Shares that each Manager wishes to contribute (the “Contributed Managers Shares”) and (ii) enter into a contribution agreement with the Purchaser in the form of Schedule 2.4.2 at the latest seven (7) Business Days after the date hereof and in any event prior to the Closing Date.

2.4.3                        Absent any notification addressed to the Purchaser in accordance with Article 2.4.2, a Manager shall be deemed to have irrevocably waived its right to opt pursuant to Articles 2.4.1 and 2.4.2 and shall sell for cash all the Managers Shares it owns on the Closing Date.

2.4.4                        Should any Manager notify to the Purchaser in accordance with Article 2.4.2 (the “Contributing Manager”), the Purchaser shall be deemed to have accepted such option and consequently that the Contributed Managers Shares will not be sold but will be contributed to the Purchaser. In such a case, the number of Shares as set forth opposite such Contributing Manager’s name on Schedule A shall be automatically reduced by the number of Contributed Managers Shares of said Contributing Manager (the “Transferred Shares”) and the Purchase Price shall be downwardly adjusted, in respect of the Contributed Managers Shares, by an amount equal to the Purchase Price by Share multiplied by the aggregate number of Contributed Managers Shares.

2.4.5                        The Purchaser and each Contributing Manager undertake to enter into any contracts, including any contribution agreement in the form of Schedule 2.4.2 and execute any document to the effect above and take all necessary actions to consummate the contribution of the Contributed Shares on the Closing Date concurrently with (and subject to) the acquisition of the Transferred Shares by the Purchaser.

2.4.6                        If the Contributed Managers Shares owned by one or more of the Contributing Managers are not effectively contributed to the Purchaser on the Closing Date, such Contributing Managers shall (i) be deemed to have irrevocably waived their right to elect for the contribution provided under Article 2.4.1 and shall (ii) sell all the Managers Shares they own to the Purchaser on the Closing Date. In such a case, the Purchase Price and the number of Shares as set forth opposite such Seller’s name on Schedule A shall be re-adjusted accordingly.

3                                         PURCHASE PRICE

3.1          Amount

3.1.1                        The unit purchase price per Share (based on a number of 533,448 shares of the Company representing 100% of the share capital and voting rights of the Company on a non-diluted basis) amounts to € 397.415 (the “Purchase Price Per Share”).  The purchase price is equal to the Purchase Price Per Share multiplied by the number of Shares sold by the Sellers to the Purchaser on the Closing Date i.e. € 212,000,236.92 (the “Purchase Price”) same as provided otherwise in Article 3.1.2 below.

3.1.2                        In the event that one or several Managers have elected to contribute part of their Managers Shares, the Purchase Price shall be reduced by an amount equal to the Purchase Price Per Share multiplied by the aggregate number of Contributed Shares (the “Modified Purchase Price”). The Purchase Price or the Modified Purchase Price shall be referred to as the “Closing Purchase Price”. The Closing Purchase Price shall be adjusted, as the case may be, after the Closing Date in accordance with Article 3.2 below.

3.2          Adjustment of the Closing Purchase Price

3.2.1                        The Parties agree that, following final determination of the Adjustment Statement as described in Article 3.2.2 below, the Closing Purchase Price will be adjusted as follows (any of the matters referred to under (i) and (ii) below shall constitute a Closing Purchase Price Adjustment and shall be referred individually as a “Closing Purchase Price Adjustment” and collectively as “Closing Purchase Price Adjustments”):

(i)                                     Following the Closing, the Sellers shall pay to the Purchaser, as a downward post-Closing adjustment of the Closing Purchase Price, any amount paid by the Novasep Group Companies as from September 30, 2006 as a result of:

a.               any indemnification due by the Novasep Group Companies in accordance with the share purchase agreement dated 9 March 2006 entered into between DNES and Arques Invest Central GmbH with respect to the sale of Rohner AG, up to a maximum amount of € 2,000,000;

b.              any payment made by any of the Novasep Group Companies in connection with the disputes as listed in Schedule 3.2.1(i)(b), for which provisions have been recorded in the 2006 Novasep Interim Financial Statements, up to a maximum amount of € 600,000;

c.               any payment made by the Novasep Group Companies as a result of the warranties obligations granted by the Novasep Group Companies for which provisions have been recorded for an amount of € 756,165 in the 2006 Novasep Interim Financial Statements, up to a maximum amount of € 500,000.

(ii)                                  Following the Closing, the Purchaser shall pay to the Sellers, as an upward post-Closing adjustment of the Closing Purchase Price:

a.                                               any amount paid to any of the Novasep Group Companies as a result of the repayment of the € 2,500,000 working capital loan granted by DNES to Rohner AG in connection with the share purchase agreement dated 9 March 2006 entered into between DNES and Arques Invest Central

                                                        GmbH with respect to the sale of Rohner AG, up to a maximum amount of € 2,000,000;

b.                                              an amount equal to the net financial gain (after taking into account the impact of corporate income tax) resulting from the termination or assignment, within a period of three (3) months after Closing, by the Novasep Group Companies of the Swap Arrangements, up to a maximum amount of € 300,000.

3.2.2                        The Parties also agree that, for the determination of the Adjustment Statement, the following principles shall be applied:

(i)                     Within ten (10) Business Days of the occurrence of each of the following events or dates:

-                                            for payments referred to in Article 3.2.1 (i) (a) and (c), the date on which such payments are due and payable (i.e. such payments being liquides, certains and  exigibles)

-                                            for payments referred to in Article 3.2.1 (i) (b), the date of which a final and non-appealable decision is made by a judicial or arbitration court (it being specified that a decision that can only be appealed before the Supreme Court of the relevant jurisdiction shall be regarded as final and non-appealable for the purpose of this Article 3.2.2) ;

-                                            for payments referred to in Article 3.2.1 (ii) (a), the date on which the relevant Novasep Group Company receives any of such payments;

-                                            for payments referred to in Article 3.2.1 (ii) (b), the date on which the relevant Novasep Group Company receives any of such payments after assigning the contracts;

The Purchaser shall deliver to the Sellers, a draft statement (i) setting out, with sufficient details, (a) the circumstances or facts related to the amounts to be paid either by the Sellers and/or by the Purchaser pursuant to Articles 3.2.1 (i) and 3.2.1 (ii) (the “Amounts”) as well as any and all necessary information to be provided in relation to these Amounts and (b) the payments to be made by the Purchaser and/or by the Sellers as Closing Purchase Price Adjustments and (ii) any supporting evidence or documentation relating to the Amounts ((i) and (ii) constituting the “Draft Adjustment Statement”).

However, notwithstanding the above, the Parties agree that if the balance between the Amounts to be paid by the Sellers and the Amounts to be paid by the Purchaser is between a range of €(150,000) and €150,000, the Parties agree that such Draft Adjustment Statement will only be delivered by the Purchaser to the Sellers at the end of the relevant quarter following the date of occurrence of any events or dates listed above plus thirty (30) Business Days.

(ii)                  Within twenty (20) Business Days of receipt by the Sellers of the Draft Adjustment Statement, the Sellers may give written notice to the Purchaser stating that the Draft Adjustment Statement has not been prepared and determined on the basis set forth in

                                Articles 3.2.2 (i) and 3.2.2 (ii) above and shall attach a schedule of those items in respect of which it disagrees with the Draft Adjustment Statement together with the reasons for the disagreement in reasonable detail (the “Sellers’ Disagreement Notice”).

If a Sellers’ Disagreement Notice has not been served by the Sellers within the twenty (20) Business Day period referred to above, the Draft Adjustment Statement shall be final and binding on the Parties and the payment of the Closing Purchase Price Adjustment shall be made in accordance with Article 3.3.

(iii)               If a Sellers’ Disagreement Notice has been served by Sellers within the twenty (20) Business Day period referred to in (ii) above, the Purchaser shall review and respond to the Sellers’ Disagreement Notice within ten (10) Business Days from the receipt of the Sellers’ Disagreement Notice (the “Purchaser Notice”). If no Purchaser Notice is received by the Sellers within such ten Business Day period, the Sellers’ Disagreement Notice shall be deemed approved and the Draft Adjustment Statement as amended according to the Sellers’ Disagreement Notice, will be final and binding on the Parties and the payment of the Closing Purchase Price Adjustment shall be made in accordance with Article 3.3.
(iv)              If the Sellers and the Purchaser are unable in good faith to reach agreement in respect thereof, within the ten (10) Business Day period referred to in Article 3.2.2 (iii), they shall refer the final determination of the Draft Adjustment Statement to Ernst & Young acting as a “tiers arbitre” in accordance with Article 1592 of the French Code Civil (the “Expert”).
(v)                 Except to the extent that the Purchaser and the Sellers agree otherwise, the Expert shall determine its own procedure but:

-                                            apart from procedural matters, shall determine only items in dispute in the Sellers’ Disagreement Notice and in the Purchaser Notice;

-                                            shall apply the principles set out in Articles 3.2.1 (i) and 3.2.1 (ii);

-                                            the procedure of the Expert shall (i) give the Parties a reasonable opportunity to make written and oral representations to them, (ii) require that the Parties supply each other with a copy of any written representations at the same time as they are made to the Expert, (iii) permit each Party to be present while oral submissions are being made by any other Party.

In view of the determination of the Closing Purchase Price Adjustment, the Expert shall prepare and deliver to each Party a report no later than thirty (30) days from its appointment (the “Expert Report”). The determination of the Closing Purchase Price Adjustment as set forth in the Expert’s Report shall be final and binding on the Parties save in the event of manifest error (erreur grossière).

The fees of the Expert shall be paid as to half by the Sellers and also half by the Purchaser. The portion of the Expert’s fees to be paid by the Sellers shall be allocated among them in proportion to their respective share in the Closing Purchase Price.

(vi)              The Draft Adjustment Statement, either as originally submitted by the Purchaser or as agreed between the Purchaser and the Sellers pursuant to Article 3.2.2(iii) or as set forth in the Expert Report, shall constitute the adjustment statement under this Agreement which shall be final and binding on the Parties (the “Adjustment Statement”). For the avoidance of doubt, it is expressly agreed between the Parties that the procedure set out above to determine the Adjustment Statement shall be reiterated upon the occurrence of any of the events or dates set out in Article 3.2.2(i).
(vii)           During the whole review periods of the Adjustment Statement, the Purchaser and the Sellers, as the case may be, shall (a) cooperate fully and completely so far as they are able and shall cause the Novasep Group Companies to cooperate fully and completely, during normal working hours, in responding to reasonable questions and requests for information submitted by the Sellers, the Sellers’ Advisers and the Expert, (b) have reasonable access to the books, records, documents and information of the Novasep Group Companies, and any other information that is necessary for the Parties to determine the Amounts and (c) make readily available to the Expert all relevant books and records (in their respective possession or control) and any working papers relating to the Draft Adjustment Statement, the Sellers’ Disagreement Notice and the Purchaser Notice and all other items reasonably requested by the Expert in connection therewith. It is agreed between the Parties that for the information provided under (a), (b) and (c) above shall remain in the strictest confidence in accordance with Article 9.5.1 below.

The Purchaser and the Sellers hereby authorize each other, their respective advisers and the Expert to take copies of all information which they have agreed to provide under this Article 3.2.2; provided that the Purchaser and the Sellers shall instruct the Expert to keep such information confidential.

3.3          Payment of the Closing Purchase Price and of the Closing Purchase Price Adjustment

3.3.1                        Subject to the Sellers’ compliance with their obligations hereunder and to the satisfaction or waiver of the conditions precedent set forth in Article 4, the Purchaser shall, on the Closing Date, pay the Closing Purchase Price to be allocated as follows:

(a)                      the Purchaser shall, on the Closing Date, pay the Corporate Seller Purchase Price to the Corporate Seller, by wire transfer (value date: the Closing Date) to the account opened under the name of the Corporate Seller as designated by the Corporate Seller at least five (5) Business Days prior to Closing; and

(b)                     the Purchaser shall, on the Closing Date, pay the Managers Purchase Price to (i) the accounts opened under the name of each of the Selling Managers and (ii) the accounts opened under the name of the Other Shareholders, such accounts as designated respectively by the Agent and the Other Shareholders at least five (5) Business Days prior to Closing, it being specified that, upon delivery by the Purchaser of a certified copy of irrevocable wire transfer instructions to the benefit of each Manager for an amount and to an account as specified by the Agent and by the Other Shareholders in accordance with this Article 3.3, the Purchaser shall be released from its payment obligations towards the Managers.

It is specified that the allocation of the Closing Purchase Price among the Sellers is made under the sole and exclusive responsibility of the Sellers and that the Purchaser shall incur no liability or prejudice whatsoever in respect thereto.

3.3.2

Subject to the occurrence of the Closing, Closing Purchase Price Adjustment shall be paid on the fifth Business Day following the final determination of the Adjustment Statement pursuant to Article 3.2.2 (vi) above.

Closing Purchase Price Adjustments referred to in Article 3.2.1 (i) shall be paid by the Sellers, in proportion of their respective number of Shares (including, for the avoidance of doubt, the Contributed Managers Shares), to the Purchaser by wire transfer to the account opened in the name of the Purchaser as notified by the Purchaser no later than two (2) Business Days before the payment of the Closing Purchase Price Adjustment.

The Closing Purchase Price Adjustments referred to in Article 3.2.1 (ii) shall be paid by the Purchaser to each Seller, in proportion of its respective number of Shares (including, for the avoidance of doubt, the Contributed Managers Shares), by wire transfer to the accounts opened in the name of each Seller as notified by the Corporate Seller, the Agent and the Other Shareholders.

3.4	Pre-Closing Covenants of the Sellers

3.4.1

The Parties acknowledge that the management of the Company has provided to the Purchaser, prior to the date hereof, a statement setting out the details of the Refinanced Debt and any other existing outstanding debts (including off-balance sheet items and bank guarantees of the Novasep Group Companies as at a date no later than 2 Business Days before the signing of the Agreement (the “First Statement”).

3.4.2

The Sellers shall also, prior to Closing, cause the Novasep Group Companies to obtain from the relevant banks, lenders (including, for the avoidance of doubt, the Corporate Seller and its Affiliates) and credit institutions, statements setting out an estimate at Closing of the outstanding debt items and payments (including accrued interests, early repayment penalties and other termination fees) in relation to secured and unsecured debts to be included in the Refinanced Debt (the “Bank Statements”). The Sellers shall also do their reasonable best efforts to cause the management of the Company to (i) deliver to the Purchaser such Bank Statements at the latest five (5) days prior to the Closing Date and (ii) to collaborate with the Sellers in order to include any financial information relating to the Company and its Subsidiaries in the Bank Statements that the Purchaser may reasonably request to be incorporated therein and provide an updated version of the First Statement as at Closing Date (the “Updated Statement”).

3.4.3

For the avoidance of doubt, it is expressly agreed between the Parties that the First Statement, the Updated Statement and the Bank Statements shall be delivered to the Purchaser for information purposes only and that the Sellers shall bear no liability whatsoever as regards the contents and information contained in the First Statement, the Updated Statement and in the Bank Statements.

The Purchaser hereby waives any and all rights of claim, action or damages against the Sellers pursuant to any legal proceeding or otherwise, under any contractual liability, in respect of the absence (partial or total) of performance by the Managers of their obligations pursuant to

Articles 3.3.1 and 3.3.2 above (except if such absence (partial or total) of performance by the Managers is the result of voluntary omissions by the Managers).

4	CONDITIONS PRECEDENT

4.1	Conditions to the obligations of the Sellers and of the Purchaser

The sale and purchase of the Shares is subject to the fulfillment (or waiver by the Purchaser and the Sellers) of the following conditions precedent at or prior to Closing Date: no court or Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated or enforced any statute, rule, regulation, or non-appeable judgment or injunction which is in effect on the Closing Date and prohibits the consummation of the Closing.

4.2	Conditions to the obligations of the Purchaser

The obligations of the Purchaser to effect the Closing is subject to the satisfaction (or waiver by the Purchaser) at or prior to Closing of the following conditions:

4.2.1

In France, Germany, Austria and the US or any other country where the transaction contemplated herein has to be approved under local merger control Laws, the transaction contemplated herein shall have been approved by way of an express or implied decision, such approval to be either unconditional or subject only to conditions, undertakings or modifications or any and all steps, as contemplated in Article 6.2.5 below.

4.2.2

The Debt Financing has been made available to the Purchaser, on the Closing Date, in an aggregate amount of acquisition term debt equal to €310,000,000, in accordance with the Acquisition Financing Documents.

4.3	Best Efforts concerning the Satisfaction of the Conditions Precedent — Notification of Satisfaction

4.3.1

The Sellers shall use their reasonable best efforts to ensure the due satisfaction of the conditions precedent set out in Article 4.1 as soon as possible and the Purchaser shall use its reasonable best efforts to ensure the due satisfaction of the conditions precedent set out in Articles 4.1 and 4.2 as soon as possible, including with respect to competition filings as further described in Article 6.2 below.

4.3.2

In the event that any authorities having jurisdiction over the transaction under the applicable anti-trust Laws raises objections to the transactions contemplated in this Agreement, the Purchaser will undertake all reasonable steps (including accepting conditions) to obtain a clearance decision in accordance with the provisions of Article 6.2 below.

4.3.3

The Sellers and the Purchaser shall, where appropriate, promptly give notice to each other of the satisfaction of the conditions precedent specified in Articles 4.1 and 4.2 and in any event within two (2) Business Days of becoming aware of the same. The date on which the last condition precedent mentioned in Articles 4.1 and 4.2 has been satisfied shall be referred to as the “Satisfaction Date”.

5	CLOSING

5.1	Date and Place

The transfer of ownership of the Shares to the Purchaser (the “Closing”) shall take place in the premises of White & Case LLP, 11, boulevard de la Madeleine, 75001 Paris, within five (5) Business Days following the satisfaction of all conditions precedent listed in Article 4 (the “Closing Date”) or at such other place or on such other date as may be agreed between the Parties.

5.2	Sellers’ Closing Obligations

On the Closing Date, the Sellers shall do all of the following in their capacity as Sellers or shareholders of the Company or as members of the executive bodies of the Novasep Group Companies, or cause the Company and/or its Subsidiaries to do all of the following (the “Sellers’ Closing Obligations”):

(i)	deliver the duly completed, executed by each Seller and dated share transfer forms (ordres de mouvements) in respect of the Shares in favor of the Purchaser;

(ii)

record the transfer of the Shares, owned by each Seller and transferred to the Purchaser, in the share register of the Company and in the shareholders’ account of the Company and sign the share register of the Company to that effect;

(iii)	deliver to the Purchaser a receipt for the Closing Purchase Price in the form attached as Schedule 5.2(iii);

(iv)	deliver to the Purchaser the letters of resignation of the directors of the Company referred to in Schedule 5.2 (iv)(a) substantially in the form attached in Schedule 5.2 (iv)(b);

(v)

deliver to the Purchaser a written evidence that the relevant works council of the Group Novasep Companies have been informed, or as the case may be, consulted, in relation to the transactions contemplated in this Agreement, all in accordance with applicable Laws;

(vi)	deliver evidences of payment by the Company to the relevant Corporate Seller Entity of the Payment Obligations described in Article 6.8.1;

(vii)	deliver the tax transfer forms (formulaire cerfa n°2759 DGI) relating to the sale of the Shares executed by each Seller;

(viii)

deliver to the Purchaser a certified copy of the minutes of the shareholders’ meeting of the Company or, as the case may be of the board of directors, (i) acknowledging the resignation of the directors of the Company and granting them full discharge from their obligations as directors of the Company as from Closing, (ii) approving the appointment with effect on the Closing Date of such Person as the Purchaser shall have notified not later than twenty (20) Business Days prior to the Closing Date to the Sellers as directors of the Company and (iii) approving unanimously the transfer of the Shares, in accordance with article 9.2.1 of the current by laws of the Company.

(ix)

deliver to the Purchaser copy of any documents evidencing the convening of any shareholders’ meeting, board or supervisory board meeting of the Company and of the Subsidiaries, to be held at a date to be determined by the Purchaser on or after the Closing

Date, on any agenda determined by the Purchaser, solely for the purpose of authorizing any actions that are necessary pursuant to the provisions of the Acquisition Financing Documents or in the context of the repayment of the Refinanced Debt and modifying the by-laws or other constitutional documents of the Company and/or its Subsidiaries, and notified to the Sellers no later than twenty (20) Business Days prior to the Closing Date.

(x)	deliver to the Purchaser evidence of the termination of the shareholders’ agreement entered into between the Sellers with respect to the Company.

(xi)

deliver to the Purchaser evidence of the termination of the participation of the Company and/or the Subsidiaries of the Inter-Company Agreements, without any termination fees, indemnity or prejudice whatsoever to be paid by the Company or the Subsidiaries, save as for all payments which are to be made in execution of such Inter-Company Agreements; and

(xii)	deliver to the Purchaser the deed of release from the relevant banks and lenders confirming the release of the Security Interests upon full repayment of the Refinanced Debt on the Closing Date;

(xiii)	deliver to the Purchaser evidences that the Stock Options Holders have renounced to the exercise of their Stock Options.

5.3	Purchaser’s Closing Obligations

On the Closing Date, the Purchaser shall do all of the following (the “Purchaser’s Closing Obligations”):

5.3.1	deliver an evidence of the satisfactions of the conditions precedent set out in Article 4.2;

5.3.2	pay the Closing Purchase Price in accordance with Article 3.3;

5.3.3	cause the Company, and as the case may be, the Subsidiaries, to fully repay the Refinanced Debt (in principal and accrued but unpaid interest as at Closing);

5.3.4	sign the share register of the Company to accept transfer of the Shares from the Sellers; and

5.3.5	deliver the relating tax transfer form (formulaire cerfa n°2759 DGI) executed by the Purchaser; and

5.3.6

if Managers Shares are to be contributed to the Purchaser in accordance with Article 2.4, deliver to the Sellers a certified copy of (i) the contribution appraiser’s report and, as the case may be, the “commissaire aux avantages particuliers” report to be issued in the context of the Contribution by the Contributing Managers of the Contributed Managers Shares and (ii) the minutes of the shareholders meeting and/or board meeting of the Purchaser approving the Contribution referred to in (i).

5.4	Effectiveness of the Closing Obligations

5.4.1	The effectiveness of each of the Sellers’ Closing Obligations is conditional upon the fulfillment of the Purchaser’s Closing Obligations and vice versa.

5.4.2

For the purpose of the Closing, all events mentioned in Articles 5.2 and 5.3 above, shall be, and shall be considered to have been carried out simultaneously so that all said events shall take place and be carried out at the same time.

5.5	Right to Terminate

5.5.1

If (i) the provisions of Article 5.2 are not complied with by the Sellers and (ii) those conditions precedent set forth in Articles 4.1 and 4.2 are satisfied, the Purchaser shall be entitled to postpone the Closing by five (5) Business Days or to effect the Closing notwithstanding such non-compliance or shall be entitled to elect to terminate this Agreement (in addition to and without prejudice to the right to claim for damages or to seek specific performance in accordance with the terms of this Agreement). If (i) the provisions of Article 5.2 are still not fully complied with by the Sellers at such new date fixed by the Purchaser and (ii) those conditions precedent set forth in Articles 4.1 and 4.2 are satisfied, the Purchaser shall be entitled to elect to terminate this Agreement or to effect the Closing notwithstanding such non-compliance (in addition to and without prejudice to the right to claim for damages or to seek specific performance in accordance with the terms of this Agreement).

5.5.2

If (i) the provisions of Article 5.3 are not complied with by the Purchaser and (ii) the condition precedent set forth in Article 4.1 is satisfied, the Sellers shall be entitled to postpone the Closing by five (5) Business Days or to effect the Closing notwithstanding such non-compliance or shall be entitled to elect to terminate this Agreement (in addition to and without prejudice to the right to claim for damages or to seek specific performance in accordance with the terms of this agreement). If (i) the provisions of Article 5.3 are still not fully complied with by the Purchaser at such new date fixed by the Sellers and (ii) those conditions precedent set forth in Article 4.1 are still satisfied, the Sellers shall be entitled to elect to terminate this Agreement or to effect the Closing notwithstanding such non-compliance (in addition to and without prejudice to the right to claim for damages or to seek specific performance in accordance with the terms of this Agreement).

5.5.3	For the avoidance of doubt, in the event that both Articles 5.5.1 and 5.5.2 above simultaneously apply, the Sellers and the Purchaser agree that:

(i)	where one Party wishes (a) to postpone the Closing or (b) to effect the Closing and the other Party wishes to terminate the Agreement, the Agreement shall be terminated; and

(ii)	where one Party wishes to postpone the Closing and the other Party wishes to effect the Closing, the Closing shall be postponed.

5.5.4

It is expressly acknowledged by the Purchaser or the Sellers, as the case may be, that, save for their right to terminate this Agreement provided for in this Article 5.5 and except for termination of the Agreement pursuant to the provisions of Article 9.4, the Purchaser or the Sellers, as the case may be, shall not be entitled to terminate the Agreement for any other cause or action.

6	COVENANTS OF THE PARTIES

6.1	Collaboration

Unless otherwise specifically provided herein, between the date of this Agreement and the Closing Date, the Sellers shall collaborate with the Purchaser and the Sellers shall use their reasonable best efforts to cause the management to collaborate with the Purchaser, in order to facilitate the consummation of the transactions contemplated herein.

6.2	Approvals

6.2.1

Each of the Parties will (and the Sellers will cause the Company and any of the Subsidiaries to) give any notices, make any filings, and use its reasonable best efforts to obtain as promptly as possible any authorizations, consents, and approvals required to be obtained by that Party in connection with the transaction contemplated by this Agreement.

6.2.2

Without limiting the generality of the foregoing, each of the Sellers and the Purchaser shall make or cause to be made any filings required to be made by it or any of its Affiliates under applicable merger control regimes of any relevant jurisdiction with respect to the transaction contemplated by this Agreement as promptly as practicable and, in any event, within such time periods as required by applicable merger control regimes of any relevant jurisdiction and in any case no later than five (5) Business Days following the date hereof.

6.2.3

The Sellers and the Purchaser shall also comply at the earliest practicable date with any request received by the Sellers or the Purchaser, as the case may be, or any of their respective Affiliates, under the applicable merger control regimes for additional information, documents, or other materials from any other Governmental Authority. The Purchaser and the Sellers shall use their best efforts to furnish all information required to secure approval from any Governmental Authority pursuant to the relevant Laws.

6.2.4

To the extent permitted by applicable law and unless otherwise directed by any Governmental Authority, (i) each Party shall promptly inform the other Party of any communication with and any proposed understanding, undertaking or agreement with any Governmental Authority regarding the transaction contemplated by this Agreement, (ii) the Sellers shall not independently participate in any formal meeting, investigation, or other inquiry with any Governmental Authority regarding the transaction contemplated by this Agreement without obtaining the prior consent of the other Party; and (iii) each Party will consult and cooperate with the other Party in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions, proposals and any other communications made or submitted on behalf of any Party in connection with proceedings under applicable merger control regimes or any other Law that relates to the transaction contemplated by this Agreement. The Parties acknowledge that for the purpose of this Article 6.2, and only with respect to sensitive competitive information as may be reasonably determined between the legal advisors of the Parties (and provided that in each case such information shall be clearly marked as being sensitive competitive information), the communication or consultation provided in (i) and (ii) above shall be limited to the legal advisors of the other Party, who will not communicate such information to their client.

6.2.5

The Purchaser shall use their best efforts to resolve objections, if any, as may be asserted by any Governmental Authority under applicable merger control regimes in relation to the consummation of the transaction contemplated by this Agreement. The Purchaser agrees to take, or cause to be taken, in the event that any permanent or preliminary injunction or other order is entered in any proceeding that would make consummation of the transaction contemplated by this Agreement in accordance with the terms of this Agreement unlawful or that would prevent or delay consummation thereof, any and all steps (including the appeal thereof) necessary to vacate, modify or suspend such injunction, order or decision so as to permit such consummation on a schedule as close as possible to that contemplated by this Agreement.

6.3	Conduct of business of the Company

To the extent possible under their respective powers as shareholders of the Company or, as members of the board of directors or employees of the Company, the Sellers undertake to procure that, between the date hereof and the Closing Date, subject to any restrictions on so doing imposed by the Agreement, (i) none of the actions provided in (i) to (xviii) below are taken by the Company and its Subsidiaries, and (ii) the Sellers shall respectively cause the Company and its Subsidiaries to carry on their respective business in the Ordinary Course of Business and, in particular, to agree and undertake, not to approve any of the following resolutions at any shareholders’ meeting of the Company and of the Subsidiaries, in each case without the Purchaser’s prior written consent (which consent shall not be unreasonably withheld or delayed):

(i)

declaring, setting aside, making or paying any dividends (whether interim or final) or other distribution (including of profits or reserves, or in respect of its share capital, in cash or otherwise) with respect to the Company and, as a general rule, making any payments to any of the Sellers or of their Affiliates and/or their directors or officers (such as bonuses to be paid as result of the transfer of Shares) other than payments to be made in the Ordinary Course of Business by the Company and its Subsidiaries such as, without limitation, payments of employees wages or normal compensation, or of interests or principal amounts to be paid pursuant to Inter-Company Agreements or any payments to be made pursuant to valid and enforceable existing agreements;

(ii)

allotting, issuing, redeeming, repurchasing or modifying in any manner whatsoever any share capital or any option, security or other right to subscribe for the same or securities convertible into or exchangeable for such shares in the Company or making any other amendment to the articles of association of the Company other than as contemplated under Article 5.2;

(iii)	amending the by-laws and other organizational documents of any of the Subsidiaries;

(iv)	making any change in the accounting procedures or practices of the Company and the Subsidiaries unless as required by Law;

(v)	acquiring or agreeing to acquire any share, shares or other interest in any company, partnership, on-going business or other venture in excess of €1,000,000 per item and €3,000,000 in aggregate;

(vi)	voluntarily disposing of or granting any option or right of pre-emption in respect of any part of the Novasep Group Companies’ material assets;

(vii)	approving the contribution, the sale or the disposal (in any manner whatsoever) by the Company or by the Subsidiaries of all or part of their business or any business division (“branche d’activité”);

(viii)	winding up, merging or splitting up the Company or any of the Subsidiaries, except as disclosed in the Sellers Disclosure Letter;

(ix)

giving any guarantee (whether as “caution”, “aval” or otherwise) or creating any Encumbrance on the Company’s or the Subsidiaries’ assets, other than in the Ordinary Course of Business (the Ordinary Course of Business excluding, for the avoidance of doubt, any guarantee or Encumbrance created to secure the obligations of third parties);

(x)

acquiring or agreeing to acquire or disposing of or agreeing to dispose of any assets or entering into or amend any material contract or arrangement, in each case, involving consideration, expenditure or liabilities individually in excess of €1,000,000, exclusive of VAT, or having a duration of more than 2 years;

(xi)

entering into any agreement or permit any amendments to existing material agreements or incur, approve or authorize any commitment involving any capital and/or other investment expenditure in excess of €1,000,000 per item, and €6,100,000 in the aggregate, in each case exclusive of VAT;

(xii)

save as necessary to allow the repayment of the Refinanced Debt or the performance by the Sellers of the deliveries referred to in Articles 5.2 (xi) and (xii), entering into or permitting any amendment, supplement, waiver or other modification of any loan or financing agreements (including the factoring agreements and off-balance sheet undertakings) or increasing its financial indebtedness towards banks, lenders, financial institutions, the Corporate Sellers or its Affiliates, by borrowing, overdraft, line of credit or otherwise (including by off-balance sheet undertakings or bank guarantees) in excess of €1,000,000, individually, and €3,000,000 in the aggregate;

(xiii)

terminating any material insurance policies currently in force or default in the payment of premiums which become due and payable under such insurance policies, except as disclosed otherwise in Schedule 6.8.1 of this Agreement;

(xiv)

changing the collection and payment practices of the Company or the Subsidiaries, except where such change is solely triggered by a modification in applicable Laws other than in the Ordinary Course of Business;

(xv)

settling any litigation or arbitration proceedings where such settlement involves a payment by the Company or any of the Subsidiary, or making a partial or total waiver of a claim of the Company, in excess, in each instance, of €300,000;

(xvi)

increasing the compensation payable to the employees of the Company or any of the Subsidiaries, except in the Ordinary Course of Business, or terminating the employment of any senior executives or managers of the Company or the Subsidiaries;

(xvii)	voluntarily terminating or voluntarily approving, directing or authorizing the termination of any material contracts for a Novasep Group Company;

(xviii)

more generally, agreeing or committing to do any of the above, or making any actions or decisions, at the level of the Company or the Subsidiaries, that is inconsistent or in contradiction with the foregoing subsections (i) through (xvii).

6.4	Obligations of the management of the Company in respect of the Conduct of Business

6.4.1

The Sellers shall do their reasonable best efforts to procure that the President of the Company, prior to the Company or the Subsidiaries performing any action as described in Article 6.3 above shall submit to the supervisory board of the Company any and all decisions which could result in the performance of an action which would fall within the scope of the actions listed in Article 6.3 above so that the supervisory board of the Company may request the prior written consent of the Purchaser in respect thereto.

6.4.2

In that respect, each Seller undertakes to take all necessary measures or pass any necessary resolutions at the level of the Company in order to implement, or cause the compliance, as soon as possible following the date hereof and as the case may be, with the procedure set out in Article 6.4.1 above.

6.5	Remedy for breach of Covenants under Article 6.3

In the event of a breach of the covenants listed in Article 6.3 above (a “Breach”), the following rules shall be applicable:

(i)

The Sellers shall cause the Company during a 10 day-period, starting from the date of receipt of a notification of the Breach made to the Sellers by the Purchaser and ending no later than the Closing Date (the “Curing Period”), to take all necessary actions to remedy such Breach.

(ii)	Should the Breach not be remedied following the end of the Curing Period the following shall be applied:

(a)

In the case where the President of the Company has not convened a supervisory board of the Company in order to obtain its approval to take one or several actions provided in Articles 6.3 (i) to (xviii), so that the Sellers are able to seek the prior written consent of the Purchaser in accordance with Article 6.3 above, the Breach shall not entitle the Purchaser to benefit from any remedy from any of the Sellers pursuant to this Agreement (including for the avoidance of doubt any damages pursuant to a breach of a contractual obligation) or the right to terminate pursuant to Article 9.4 of this Agreement;

(b)

On the contrary in the case where (i) the President of the Company has convened a supervisory board of the Company in order to obtain its prior approval to take one or several actions provided in Articles 6.3 (i) to (xviii), and (ii) (a) the supervisory board of the Company has not sought the prior written consent of the Purchaser in accordance with Article 6.3 in granting an approval to the President of the Company in respect of such action(s), or (b) the supervisory board of the Company has sought the prior written consent of the Purchaser in accordance with Article 6.3, and the Purchaser has withheld or refused its consent (not unreasonably) and the supervisory board of the Company has not complied with the absence of consent of the Purchaser and has granted an approval to the President of the Company to perform such action(s), the Breach shall only entitle the Purchaser, should it be a material Breach (the “Material Breach”), to benefit from a remedy pursuant to Article 8.3 of the Agreement or, from a right to terminate the Agreement in accordance with Article 9.4 below.

6.6	Access to information

6.6.1	The Purchaser and its representatives shall, upon reasonable written notice and during normal business hours, be granted access to senior management of the Company and to the books and records of the Novasep Group Companies. Notwithstanding the above, the senior management of the Company shall only be obliged to comply with the obligations under this Article 6.6 to the extent that such compliance does not unreasonably impose on its normal day-to-day activities and does not result in any unreasonable out-of-pocket costs and expenses being incurred by any Novasep Group Company in doing so.

6.6.2

Without prejudice to the generality of the preceding paragraph, until the Closing Date, the Sellers shall use their reasonable efforts to ensure that the Novasep Group Companies take such actions as the Purchaser may reasonably require to grant sufficient access to information and to produce any documents as may be necessary to allow the repayment of the Refinanced Debt at Closing and to satisfy any documentary condition precedent under the Acquisition Financing Documents, provided that no liability, obligation or costs shall be assumed or incurred in any manner whatsoever pursuant to this Agreement by any of the Sellers in respect of the content of the information and/or documents to be provided by any of the Novasep Group Companies.

6.7	Relationships with Third Parties

Prior to Closing, neither the Purchaser nor any of the Purchaser’s Affiliates will initiate or maintain contact with (specifically in relation to the business of the Company and/or the Subsidiaries), any lessor, licensor, client, customer, supplier, or other business associate of the Company and/or the Subsidiaries, without the Sellers’ prior written consent (such consent not to be withheld unreasonably).

6.8	Obligations of the Parties on or prior to Closing

6.8.1

The Parties undertake to procure that, at Closing, the Company and its Subsidiaries take all the necessary measures to pay to the Corporate Seller or its relevant Affiliate (the “Corporate Seller Entity”) or to the Bank Mendes Gans NV, as applicable, at Closing, any outstanding amounts (in principal amount and accrued interests) due by the Company under inter-company loans or under the Bank Mendes Gans NV cash pooling agreement as described in Schedule 6.8.1 (the “Payments Obligations”);

6.8.2

The Sellers undertake to procure and the Purchaser agrees and acknowledges that, prior to Closing, the Company and its Subsidiaries, as the case may be, take all the necessary measures to terminate, without any termination fees, indemnity or liability for the Company or its Subsidiaries, the Inter-Company Agreements other than payments which are made in the Ordinary Course of Business in execution of these Inter-Company Agreements. With respect to the insurance policies set forth in Schedule 6.8.2 of this Agreement, the Parties agree to cooperate with each other in order to cause the termination by the Novasep Group Companies of such insurance policies, as soon as practicable on or after the Closing Date.

6.8.3

The Purchaser and the Financial Investors will use their reasonable best efforts, to the extent possible in accordance with their respective powers, to (i) satisfy all conditions to draw down the funds to be paid at Closing under this Agreement to the Sellers or the Company or its Subsidiaries (i.e., Purchase Price and Refinanced Debt) and (ii) obtain all funds necessary under the Acquisition Financing Documents to enable the Purchaser to consummate the transactions contemplated by the Agreement, in each case on or before the Closing.

6.8.4	The Purchaser and the Financial Investors undertake to take all necessary measures to deliver at the latest on the Closing Date all necessary documents, certificates or other materials under the Acquisition Financing Documents and to satisfy any and all conditions precedents, which are under its/their liability, provided for in the Acquisition Financing Documents.

6.8.5

In order to perform the Closing and in consideration of the amount of funds necessary to pay the Purchase Price and the Refinanced Debt, Gilde Buy-Out Partners SAS and Middle Market Fund III, acting severally and not jointly (“de manière non solidaire”), will procure that respectively, Gilde Buy Out Fund III B.V. and Gilde Buy-Out Fund III C.V. (and any co-investors invited by Gilde Buy Out Partners SAS) on the one hand and Middle Market Fund III on the other hand, will fund, directly or indirectly, at the date of Closing, the Purchaser with an amount of equity and quasi-equity, of, respectively, €75,000,000 for Gilde Buy Out Fund III B.V. and Gilde Buy-Out Fund III C.V. (and any co-investors invited by Gilde Buy Out Partners SAS) and to €15,000,000 for Middle Market III. It is expressly specified that the funding obligation of the Financial Investors under this Article 6.8.5 shall be automatically terminated if the Debt Financing is not made available to the Purchaser on the Closing Date for reasons other than a default of the Financial Investor 1 or Middle Market Fund III to provide the necessary funding or a default in satisfying a condition precedent, provided in the Acquisition Financing Documents, within their control.

6.8.6

From the date hereof, the Managers undertake not to exercise their right of first offer or tag along rights pursuant to the provisions of the Company’s current by-laws and the Corporate Seller undertakes not to exercise its drag along right pursuant to the provisions of the Company’s current by-laws.

6.8.7

The Purchaser undertakes to file, as soon as possible after the expiry of the option period provided under Article 2.4.2 and in any event within (5) Business Days from the date thereof, a petition for the nomination of a contribution appraiser in the context of the contribution of the Contributed Manager Shares (the “Contribution”) and, as the case may be, of a commissaire aux avantages particuliers both in relation with the Contribution. As from the nomination of the contribution appraiser and the commissaire of avantages particuliers, as the case may be, the Purchaser and the Financial Investors undertake to fully cooperate with the above mentioned persons so as to allow them to fulfill their mission in relation with the Contribution.

6.8.8

The Purchaser and the Financial Investors undertake to take all necessary actions, such as without limitation the convening of a general meeting of shareholders of the Purchaser, to the extent possible in accordance with their respective powers, so that the Contribution shall be performed and completed on the Closing Date.

6.8.9

The Financial Investors undertakes to vote in favor of the Contribution and of the corresponding issuance of securities of the Purchaser, at the general meeting of shareholders of the Purchaser to be held at the latest on the Closing Date.

6.8.10

Schedule 6.8.10 sets out unexpired guarantees and other similar agreements which members of the Corporate Seller group or Corporate Seller bankers have entered into in relation to the obligations of members of the Novasep Group Companies and in respect of which the Corporate Seller wishes to be released by the respective third party or indemnified by the Purchaser (the “Corporate Seller Guarantees”). The Sellers shall cause the Novasep Group Companies to obtain as soon as practicable after the date of this Agreement, the release of the Corporate Seller Guarantees at the latest on the Closing Date. In the event any of the Corporate Seller Guarantees are not released prior to or at Closing, the Purchaser shall indemnify and hold harmless, and shall pay on first demand (provided a due and proper justification for such payment is provided to the Purchaser), the relevant member of the Corporate Seller group or other Person in respect of any payments required to be made by the relevant member of the Corporate Seller group or other Person under such Corporate Seller Guarantee.

6.9	Non-Compete and non solicitation

6.9.1

Prior to the second anniversary of the Closing Date, the Sellers (save as for the Contributing Managers for the purpose of their investment in the Purchaser) undertake to the Purchaser not to, and undertake to cause their Affiliates not to, directly or indirectly, own, manage, operate, control, participate or have any interest in any Person that conducts, in France, in Germany, in the United Kingdom or in the United States of America, an activity which could compete with the Business of a Novasep Group Company as currently performed by the Novasep Group Companies as at the date hereof. For the purpose of this Article, “Business” shall mean any of the activity relating to production and purification of, development and sale of equipment related to the production of, intermediates and APIs for pharmaceutical, biopharmaceutical and industrial bio-tech industries.

6.9.2	For the avoidance of doubt, this Article 6.9 shall not prevent any of the Sellers or their Affiliates from :

(i)  acquiring any equity or other ownership interest in a Person which conducts an activity which competes with the Business (a “Competing Business”), provided that such equity or interest does not exceed 25% ; or

(ii)  acquiring any equity or other ownership interest in a Person which conducts a Competing Business to the effect that such Person becomes an Affiliate of the Sellers or its Affiliate, provided that such Competing Business represented no more than 25% of such Person’s consolidated sales in the last 12 full months prior to such acquisition; in the event that the Competing Business represents more than the 25% previously mentioned, the Sellers or its Affiliate will cause such Person to divest itself of the assets and operations in order for the Competing Business not to exceed such 25% threshold within 12 months following the acquisition of such Person by the Sellers or its Affiliate;

6.9.3

By exception to the foregoing, it is expressly agreed that this Article 6.9 shall not prevent the Corporate Seller to keep its current interest in its affiliates Chemetall GmbH (Germany) and Chemetall Corp. (USA) and their subsidiaries (collectively “Chemetall Group Companies” or individually a “Chemetall Group Company”) and shall not prevent the Chemetall Group Companies to continue and develop the operation of their business activities as they are presently conducted including, but not limited to the production, marketing and sale of lithium organics, cesium organics, magnesium organics and other lithium, cesium and magnesium based products; Chemetall Group Companies currently do not produce, market or sell organic APIs for pharmaceutical, biopharmaceutical and industrial bio-tech industries but, however, produce, market or sell lithium, cesium and magnesium organics and other lithium, cesium and magnesium based products to the pharmaceutical, biopharmaceutical and industrial bio-tech industries for API production purposes. Furthermore, Chemetall Group Companies produce, market or sell inorganic APIs to the pharmaceutical, biopharmaceutical and industrial bio-tech industries, e.g. pharmaceutical grade lithium carbonate is used for treatment of manic depression.

6.9.4

For a period of two (2) years from the Closing Date, the Sellers undertake not to, and procure that their Affiliates will not, employ, hire or appoint (including as a consultant) any of the executives or directors of the Company and the Subsidiaries, unless such person shall have ceased to be employed by the Company or the Subsidiaries at least six months prior to the time such employment is made, it being agreed that nothing in this Article 6.9.4 shall prevent the Sellers or its Affiliates from employing any executive or director of the Company or its Subsidiaries (other than any member of the executive committee as listed in Schedule 6.9.4) who has contacted the Sellers or such Affiliate on his or her own initiative without any direct or indirect solicitation (other than general solicitations of employment published in newspaper not specifically directed at such executives) by or encouragement from the Sellers or such Affiliate.

6.10	Environmental Actions

6.10.1	Leverkusen Environmental Actions prior to Closing

(a)

Except as provided otherwise in Article 6.10.2 below, the Parties agree that there will be no ground soil testing on any of the sites of Leverkusen, during a 36-month period following Closing. However, it is agreed that, as soon as practicable and prior to the Closing Date, URS, the environmental adviser of the Purchaser, will be entitled to (i) obtain groundwater samples from ten (10) of the existing site wells located on the sites of Leverkusen (the “Leverkusen Sites”), such location to be jointly agreed between URS and ERM (provided however that ERM shall not unreasonably withhold or delay its agreement), the environmental adviser of the Sellers, and (ii) conduct chemical analyses on such groundwater samples, such analyses to be performed in accordance with the same chemical parameters as the ones applied in the Gerling Report of 2003 on soil samples, as attached in the Documentation Schedule (the “Leverkusen Environmental Actions”). It is also agreed between the Purchaser and the Sellers that, should URS provide ERM, the Purchaser and the Sellers with reasonable proofs that an existing groundwater well is not enabling testing for CHC in the near surface aquifer, then URS may be entitled, at the Purchaser’s expenses, to install, under the supervision and following the agreement of ERM (such agreement not be unreasonably withheld or delayed), a duplicate monitoring well allowing for groundwater sampling with regard to CHC testing. The Parties shall procure that the results of the Leverkusen Environmental Actions be completed and provided in a report to be jointly issued by URS and ERM to the Purchaser and the Sellers during the week starting Monday 18 December, 2006 and in any event no later than on Friday 22 December, 2006 (the “Leverkusen Report”);

(b)

If the Leverkusen Report concludes that the Leverkusen Environmental Actions have revealed, at the time of such actions, an Environmental Contamination which requires reporting to a Governmental Authority and which would result in remediation actions required by such Governmental Authority (the “Remediation Actions”), the Sellers undertake to indemnify the Purchaser, in accordance with the principles set out in Schedule 8.3 of this Agreement, up to the amount of any actual cost incurred by the relevant Novasep Group Company as a result of such Remediation Actions, provided however that the Purchaser and the Sellers agree jointly, prior to any Remediation Action, the amount of expected costs to be incurred in order to perform Remediation Actions satisfactory to the relevant Governmental Authority (the “Expected Costs”). If for any reasons, the Sellers and the Purchaser cannot agree on the amount of Expected Costs, they agree to appoint an independent environmental expert acting as a “tiers arbitre” in accordance with Article 1592 of the French Civil Code to finally determine the amount of Expected Costs. The Parties agree that the maximum indemnification amount to be granted to the Purchaser pursuant to this paragraph (b) shall be limited to the actual cash outflows (for the avoidance of doubt, after deduction of payments made by the insurance companies to the relevant Novasep Group Companies in respect thereto) incurred by the relevant Novasep Group Company out of the Expected Costs (the “Actual Costs”);

(c)

The Parties agree that the Leverkusen Environmental Actions will be the only testing permitted on the groundwater of the Leverkusen Sites and that (i) should the Leverkusen Report reveal that there is no Environmental Contamination or (ii) should the Purchaser decide not to exercise its right to indemnification pursuant to (b) above and in accordance with Article 8.3, the Leverkusen Environmental Actions and the Leverkusen Report shall be treated as an exception to the Sellers Representations and shall be deemed to be treated in accordance with and pursuant to Article 1.3.12(a) of Schedule 8.3.

6.10.2

The Purchaser agrees that, during a 36-month period following Closing, it shall not, and shall cause the Novasep Group Companies not to, initiate, conduct or authorize any sampling and analysis of surface or subsurface soil or water or any environmental (pollution, ecological issues, health and safety matters) site investigation at any of the Real Estate (collectively, the “Environmental Action”), except for any such Environmental Action (i) required by a Governmental Authority, (ii) undertaken with the express written consent of the Seller, (iii) resulting from an Existing Monitoring Action, it being provided that for the purpose of this (iii) Existing Monitoring Actions are expressly permitted, or (iv) undertaken on the site of Seripharm in Le Mans, it being provided that for the purpose of this (iv) only drilling and sampling activities of surface and subsurface soil shall be contemplated in the Environmental Action (the “Seripharm Environmental Action”); provided, however, in the event of (i) above, the Company shall notify the Sellers prior to the commencement of any Environmental Action and shall provide the Sellers with written notice (the “Environmental Action Notice”) describing in reasonable detail, provided the Purchaser and the concerned Novasep Group Company have been provided with such information : (1) the specific Environmental Action to be taken; (2) the reasons for conducting such Environmental Action; (3) the Real Estate on which such Environmental Action will be conducted; and (4) the Person conducting the Environmental Action.

If the Environmental Action is being conducted pursuant to or in connection with an investigation by or at the order or request of a Governmental Authority, the Purchaser shall provide to the Sellers copies of all correspondence between the Governmental Authority and the relevant Novasep Group Company relating to such Environmental Action. The relevant Novasep Group Company and the Purchaser shall respond within reasonable delays to any requests for further information by the Sellers regarding the proposed Environmental Action.

6.10.3

If the Purchaser or any of the Novasep Group Company fails to comply with Article 6.10.2, the Purchaser shall not be entitled to indemnification pursuant to Article 8.3 of this Agreement for any Net Losses arising out or in connection with any of the Environmental Action, up to the amount of such Net Losses that directly results from, or is increased by, any breach or non compliance of Article 6.10.2 by the Purchaser or the relevant Novasep Group Company or their directors, employees, agents or respective representatives.

6.10.4	The Parties agree that, as soon as possible from the date hereof, they will cause the Company, with the assistance of their respective advisers, to prepare and send a letter, in terms mutually agreed between the Parties, to the locally competent DRIRE, in order to seek clarifications on the potential liabilities of the Novasep Group Companies as operator of the Pompey site. It is agreed that any liability of the Novasep Group Companies arising out in connection with this Article 6.10.4 will be indemnified in accordance with Article 8.3 of this Agreement.

6.10.5

It is agreed that, as a result of the voluntary change by the relevant Novasep Group Company of use or purpose from industrial/commercial to another use of the relevant Real Estate or as a result of a voluntary shutdown, closing, abandonment or cessation by the relevant Novasep Group Company of a plant or facility at the relevant Real Estate, the Purchaser shall not be entitled to indemnification pursuant to Article 8.3 of this Agreement for any Net Losses arising out or in connection with any Government Authority required Environmental Action resulting from the voluntary actions.

6.10.6

It is agreed that Articles 6.10.2, 6.10.3 and 6.10.5 do not prevent any voluntary shutdown, closing or cessation by any Novasep Group Company of its business operation at the Troisdorf site and such shutdown, closing or cessation shall not affect in any manner whatsoever the rights of the Purchaser under Article 8.3 of this Agreement or otherwise.

6.11	Post Closing Covenants of Purchaser

6.11.1

Pursuant to German Old-Age Part-Time Law, an employer has to provide a collateral for the actual benefit receivables of the respective employees. Corporate Seller has entered into a basic agreement with Commerzbank (the “Basic Agreement”) which agreed to issue a respective guarantee to all participating employees (such guarantee to be updated on a quarterly basis). DNES has joined this Basic Agreement (the “Joinder Agreement”). At present, the amount guaranteed by Commerzbank related to DNES employees is approx. €120,000. The maximum amount to be guaranteed by Commerzbank related to DNES employees is, based on Corporate Seller’s current knowledge, expected to be approx. €250,000. The Purchaser undertakes to procure that, within six months from the Closing Date, DNES terminates the Joinder Agreement and its participation in the collateral provided by the Corporate Seller, provided no additional costs or penalties are to be paid by DNES pursuant to the Joinder Agreement and/or the Basic Agreement.

6.11.2

The Purchaser shall cooperate fully and shall cause the Novasep Group Companies to cooperate fully with the Corporate Seller with respect to any request of documentation or information which might be necessary to the Corporate Seller for the purposes of its fourth quarter and year-end financial reporting obligations towards its Affiliates (the “Reporting Obligations”). To that effect, the Corporate Seller shall send a written request to the Purchaser and the Company setting out its request relating to its Reporting Obligations in reasonable details (the “Corporate Seller Request”). Within ten (10) Business Days following the receipt of the Corporate Seller Request, the Purchaser shall and shall cause the relevant Group Novasep Companies to provide, as far as it is reasonably possible, the relevant answers and documentation to the Corporate Seller. It is agreed that any costs incurred by the auditors of the Novasep Group Companies as a result of the Corporate Seller Requests will be borne by the Corporate Seller.

6.11.3

Regarding IT licences and services provided to Novasep Group Companies under Rockwood group agreements or similar group or frame agreements by suppliers such as Microsoft, IBM, SAP, Symantec, Oracle, EDS or AT&T, the Parties agree to handle these potential carve-out issues as a joint project to be started as soon as practicable after the date hereof. External costs or penalties, if any, incurred by Novasep Goup Companies, will be equally shared between the Sellers and the Purchaser.

6.11.4

It is agreed between the Parties that, as a result of contractual obligations existing between the Corporate Seller and GEA Group AG relating to DNES, DNCSP, Finorga and Dynamic Synthesis GmbH (the “Historic Dynamic Synthesis Companies”) pursuant to the share purchase agreement entered into between the Corporate Seller and GEA Group AG on April 19, 2004 (the “GEA SPA”) and pursuant to the rights of the Corporate Seller as beneficiary of representations and warranties granted by GEA Group AG in the GEA SPA, the Corporate Seller shall be entitled, following the Closing Date, to (i) request to the Historic Dynamic Synthesis Companies, any and all reasonably necessary information and documentation relating to tax fields audits for periods starting January 1, 2001 until July 2004 and more generally to (ii) request any and all reasonably necessary documentation and information for the Corporate Seller, in order to exercise its rights of indemnification under the GEA SPA and (iii) to participate, as the case may be, in such tax fields audits; provided however that compliance with this Article 6.11.4 does not unreasonably impose on its normal day-to-day activities and does not result in any unreasonable out-of-pocket costs and expenses being incurred by the Historic Dynamic Synthesis Companies in doing so. In respect of the above, the Purchaser undertakes to cause the Historic Dynamic Synthesis Companies to provide all reasonably necessary documents and information as may be requested by the Corporate Seller under (i) and (ii) above. It is agreed that the above obligations shall lapse upon the last expiry date of the guarantees covered under the GEA SPA.

7	ACTIONS TO BE PERFORMED RELATING TO THE STOCK OPTIONS

The Stock Option Holders pursuant to the stock options plans, relating to the Class B shares as approved by the general meeting of the shareholders of the Company on 14 September 2005 (the “Stock Options Plans”) commit to renounce, at the latest on the Closing Date, to their stock options which will be cancelled thereafter.

8	REPRESENTATIONS AND WARRANTIES OF THE PARTIES AND INDEMNIFICATION

8.1	Representations and Warranties of the Sellers

8.1.1

Except as set forth in the disclosure letter delivered by the Sellers to the Purchaser on the date hereof (the “Sellers Disclosure Letter” as attached in Exhibit 8 of this Agreement), the Sellers make to the Purchaser on an individual basis the representations set out in Schedule 8.1.1 (the “Sellers Representations”). A documentation schedule is attached in Exhibit 8 Bis to this Agreement for information purposes only (the “Documentation Schedule”).

8.1.2

Except as set forth in the Sellers Disclosure Letter or in this Agreement, the Corporate Seller and each of the Manager make the representations and warranties respectively set forth in Schedule 8.1.1 to the Purchaser as of the date hereof and/or as of the Closing Date, as the case may be; provided, however, that any representation or warranty made as of a specific date is deemed to be made only as of such date. The Sellers are acting severally (de façon non-solidaire) and not jointly under this Agreement, and nothing in this Section may be constructed or interpreted so that the Sellers would act otherwise.

8.1.3	If, between the date hereof and the Closing Date, any new event shall occur or new matter shall arise which would (to the knowledge of the Sellers) render any of the Sellers

Representations untrue or inaccurate as of the Closing Date, the Sellers shall notify the Purchaser in writing with sufficient detail to provide reasonable and fair disclosure to the Purchaser of the disclosed new event or matter prior to the Closing Date and, provide to the Purchaser with a reasonable estimate of the Loss that may arise out of such disclosed new event or matter (the “Estimate”). It is understood that a succession of similar events or facts having a similar source or origin shall be considered as one single new event for the purposes of the calculation of the Estimate.

8.1.4	If the Estimate of all new events or new matters to be disclosed by the Sellers to the Purchaser between the date hereof and the Closing Date in compliance with the above Article 8.1.3 :

(a)

exceeds an amount of €20,000,000 (a “Material New Event”), the Sellers and the Purchaser shall have the option to terminate this Agreement in compliance with Article 9.4, it being acknowledged that if none of the Sellers nor the Purchaser exercise such right to terminate, any such Material New Event shall be treated as an exception to the Sellers Representations and shall be deemed to be included in and to be an addition to the Sellers Disclosure Letter and shall be treated in accordance with and pursuant to Article 1.3.12 (a) of Schedule 8.3. It is expressly agreed that the Remediation Actions described in Article 6.10.1(a) shall under no circumstances be considered as a Material New Event allowing the Sellers and the Purchaser to terminate the Agreement.

(b)

does not exceed an amount of €1,500,000 (an “Exempt New Event”), such Exempt New Event shall be treated as an exception to the Sellers Representations and shall be deemed to be included in and to be an addition to the Sellers Disclosure Letter and shall be treated in accordance with and pursuant to Article 1.3.12 of Schedule 8.3.

(c)

exceeds an amount €1,500,000 and is below €20,000,000 (a “Normal New Event”), such Normal New Event shall not be treated as an exception to the Sellers Representations and shall not be deemed to be included in nor to be an addition to the Sellers Disclosure Letter and shall not be treated in accordance with and pursuant to Article 1.3.12 of Schedule 8.3. For the purpose of this Agreement, the Parties agree that the notification by the Sellers to the Purchaser of a Normal New Event under this Article shall be deemed to constitute a Notified Claim as of the Closing Date by the Purchaser in respect of such Normal New Event for which the Sellers accept to be liable in accordance with the terms of this Agreement.

8.1.5

The Purchaser acknowledges that prior to entering into this Agreement, it, along with its advisers, was allowed access to documents and information made available to them by the management of the Sellers and of the Company, or during management meetings and presentations and in a Data Room reserved for this purpose containing financial, accounting and legal information on the Business and was allowed to ask questions relating to the activities of the Novasep Group Companies to which oral or written answers have been provided (the documents, facts, events, written answers to questions or other written information concerning the business and/or the Novasep Group Companies contained in the Q&A Sheet or having been provided by the management of the Sellers and of the Company, and the VDD Reports with the exclusion of the Data Room, being hereafter collectively referred to as the “Information Documents”).

8.1.6                        The Purchaser hereby declares that the Information Documents were taken into account in the terms and conditions of this Agreement.

8.2          Representations and Warranties of the Purchaser

The Purchaser makes to the Sellers the representations set out in Schedule 8.2 (the “Purchaser Representations”).

8.3          Indemnification

Schedule 8.3 sets forth (a) the principles and procedures for indemnification with respect to the Sellers Representations set out respectively in Schedule 8.1.1 and (b) the limitations on the liability of the Sellers.

9                                         GENERAL PROVISIONS

9.1          Expenses

9.1.1                        Except as otherwise specified in this Agreement, all costs and expenses, including, fees and disbursements of counsel, financial advisers and accountants, incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the Party incurring such costs and expenses, whether or not the Closing shall have occurred.

9.1.2                        The Corporate Seller, the Selling Managers and the Purchaser agree that any third parties’ fees or costs incurred in relation to the preparation of the Information Memorandum, the Data Room, or the VDD Reports as well as in relation to the study and preparation of the introduction to public offering of the shares of the Company or disposal/transfer of shares of the Company, shall be exclusively borne by the Corporate Seller and the Selling Managers, which agree to hold the Company and the Subsidiaries harmless for any amounts paid or to be paid by them in connection therewith, such costs to be paid by each relevant Party upon Closing.

9.2          Represented Managers Agent

9.2.1                        Each of the Represented Managers hereby appoints Mr. Roger-Marc Nicoud (the “Agent”), with effect as of the date of this Agreement, as their duly authorized attorney-in-fact, who accept this appointment, in order to take any action or omit to take any action, to exercise any right or perform any obligation, receive all notices, and other documents, to receive and distribute any payments, to give all consents, to handle, dispute, settle or otherwise with any and all claims against the Represented Managers under this Agreement and, more generally, to exercise the rights and fulfill all obligations of the Represented Managers on their behalf under this Agreement and as further described in Schedule 9.2.1. The Agent shall be entitled to be reimbursed by the Represented Managers, for all reasonable costs and expenses incurred by them in such capacity pro rata to their share of the Managers Purchase Price. The Agent and its successors may at any time notify the Purchaser and the Sellers that it does not wish to act as Agent for all or part of the Represented Managers. Each of the Represented Managers will also designate a deputy agent which will act as Agent in the event of an incapacity of the Agent to fulfill its obligations under this Agreement (the “Deputy Agent”), it being understood in such case that the Deputy Agent will have to adhere to this Agreement and undertake to perform all duties and obligations of the Agent pursuant to this Agreement as remaining at the date of adherence.

9.2.2                        The Parties hereto expressly acknowledge that any such action taken or omitted, right exercised or obligation performed by the Agent shall be binding on all the Represented Managers.

9.2.3                        The appointment of the Agent shall in no manner release any of the Represented Managers from any of their respective obligations under this Agreement.

9.2.4                        Save in cases of gross negligence or wrongful misconduct, the Agent shall bear no liability whatsoever, neither to the Represented Managers nor to the Purchaser in its capacity as Agent under this Agreement.

9.3          Notices

All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by an internationally recognized overnight courier service, by facsimile or registered or certified mail (postage prepaid, return receipt requested) to the respective Parties at the following addresses and marked for the attention of the following individuals (or at such other address and to such other individual for a Party as shall be specified in a notice given in accordance with this Article 9.3):

9.3.1        if to the Sellers and, prior to the Closing, the Company:

attention: Frédéric Beaupré, c/o Groupe Novasep SAS, boulevard de la Moselle, Site Eiffel, 54340 (Pompey), France, Fax: +33.3.83.49.71.40; and

attention: Udo Pinger, c/o Rockwood Specialties Group GmbH, Königsberger Strasse 1, D-60487 Frankfurt am Main, Germany, Fax: +49 69 7165 5693.

9.3.2        if to the Purchaser:

attention: Paul Bekx, c/o Financière Ginova, 55, bd Pereire, 75017 Paris, France, Fax: +33.1.55.04.15.16 ; with copy to (i) Gilde Buy-Out Partners SAS, Attn. : Paul Bekx, Fax : +33.1.40.98.05.18, (ii) Gilde Buy-Out Partners BV, Attn. : Paul Bekx, Fax : +31.30.219.25.30 and (iii) White & Case LLP, Attn: François Leloup, Fax: +33.1.55.04.15.16.

9.4          Termination

9.4.1        Termination Events

This Agreement may be terminated:

(a)                  by any Party by mutual consent of the Sellers and the Purchaser;

(b)                 by either Party in accordance with and subject to Article 5.5;

(c)                  by either the Purchaser or the Sellers, by giving written notice of such termination to the other Party (provided that the terminating Party is not in material breach of its obligations under this agreement) if the Closing shall not have occurred on or before (i) December 31, 2006 or (ii) January 31, 2007, should the Closing has not occurred on or before December 31, 2006 as a result of (a) the non satisfaction of the conditions precedent referred to in Article 4.2.1 of this Agreement for external reasons outside the

                                Purchaser’s exclusive control or (b) the non occurrence of the Closing as a result of the lack of ability of the financing banks to perform the necessary funds flows at Closing due to the shutdown of the financing banks back offices between December 25, 2006 and December 31, 2006 ((i) or (ii) being referred to as the “Termination Date”);

(d)                 by the Purchaser in case of a Material Breach as provided in Article 6.5.1 (i) (b) of this Agreement; and/or

(e)                                  by the Sellers or the Purchaser in case of the occurrence of a Material New Event as described in Article 8.1.4(a) of this Agreement.

9.4.2        Effect of Termination

The right to terminate this Agreement pursuant to this Article 9.4, does not prevent Parties to rely on other rights and remedies granted by this Agreement.

If this Agreement is terminated pursuant to this Article 9.4 all further obligations of the Parties under this Agreement shall terminate, except that the obligations set out in Articles 9.5 (Confidentiality and Public Disclosure), 9.1 (Expenses), 9.12 (Governing Law) and 9.13 (Jurisdiction) shall survive.

9.5          Confidentiality and Public Disclosure

9.5.1                        The Parties shall treat as confidential and shall not disclose the provisions of this Agreement and any agreement entered into pursuant to this Agreement save where otherwise expressly permitted by another agreement entered into between the Parties.  Prior to the Closing Date, the Purchaser shall treat as confidential and not disclose or use information received or obtained in respect of the Sellers, the Company and any other Novasep Group Company, except to the benefit of its finance providers and prospective co-investors in respect of the acquisition contemplated herein, and the Sellers shall treat as confidential and not disclose or use information received or obtained in respect of the Purchaser.  Following the Closing Date, the Sellers shall not and shall cause their Affiliates not to, communicate or divulge to any Person and/or make use or permit the use of any confidential information concerning the Company and its business.  Notwithstanding the foregoing, each Party may disclose or use confidential information referred to in this Article 9.5.1 to the extent that:

(i)                                     the disclosure or use is required by Law, any Governmental Authority or the rules and regulations of any recognized stock exchange, pursuant to a subpoena or otherwise in connection with any judicial or administrative proceeding (including, in response to oral questions, interrogatories or requests for information or documents);
(ii)                                  the disclosure or use is required to vest the full benefit of this Agreement in Sellers or the Purchaser, as the case may be;
(iii)                               the disclosure is made to employees who need to know such information or professional advisers of the Sellers or the Purchaser who, in each case, agree to keep the information confidential; or
(iv)                              the information is public at the date of this Agreement or becomes publicly available thereafter (other than in breach of this Agreement);

provided that prior to disclosure or use of any information in accordance with (i) to (iv) above (except in the case of disclosure to a Tax authority), the Party concerned shall promptly notify the other Party of such requirement with a view to providing the other Party with the opportunity to contest such disclosure or use or otherwise to agree the timing and content of such disclosure or use.

It is expressly agreed that if this Agreement should be voided or terminated, this Article 9.5.1 shall remain in force.

9.5.2                        Notwithstanding Article 9.5.1, the Parties will cooperate to prepare and agree a joint press release to be made on or about the date of this Agreement with respect to the transactions contemplated by this Agreement. No other press release, notice or disclosure to any Person or other communication concerning the transactions contemplated by this agreement, whether prior to or subsequent to the Closing, shall be issued, given, made or otherwise disseminated by any Party, officers, directors, employees or representatives without the prior written approval of the other Party (such approval not to be unreasonably withheld or delayed), except that each Party shall be entitled, without obtaining written approval from the other Party, to make any disclosures (i) required by applicable Laws, (ii) required by any court of competent jurisdiction or in connection with any filings made to any court of competent jurisdiction or in connection with any litigation proceedings, or (iii) required by the rules and regulations of any competent stock exchange.

9.6          Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated by this Agreement are consummated as originally contemplated to the greatest extent possible.

9.7          Entire Agreement

This Agreement (and the document referred to herein) constitute the entire agreement of the Parties with respect to the subject matter hereof and thereof and supersede all prior agreements and undertakings, both written and oral, between the Sellers and the Purchaser with respect to the subject matter hereof and thereof.

9.8          Assignment

Except as provided hereafter, this Agreement may not be assigned by operation of Law or otherwise without the express written consent of the Sellers and the Purchaser (which consent may be granted or withheld in the sole discretion of the Sellers or the Purchaser), as the case may be.

Notwithstanding the above, the Parties agree that the Purchaser will be able to, as a guarantee, delegate or assign pursuant to an assignment of receivables or pledge, to the benefit of any financing providers delivering the Debt Financing, the amount of all indemnifications which shall be due and payable by the Sellers to the Purchaser pursuant to Schedule 8.3 of this

Agreement. The Sellers undertake to comply promptly, upon request of the Purchaser, with all acts which will permit to organize such delegation or assignment of receivables.

The Parties agree that, subject to the prior written consent of the Purchaser (which shall not unreasonably withheld), the Managers can carry out, prior to the Closing Date, any donation or transfer of part of their Managers Shares to the benefit of their spouse or children of age or to the benefit of any holding company controlled by said Manager (it being specified that the minority shareholders of said holding company shall be the spouse and/or children of age of said Manager and that the relevant Manager shall act as legal representative of the holding company), provided however that the beneficiary of such donation or transfer undertakes prior to such donation or transfer to comply with the same rights and obligations as the Manager under this Agreement and that the relevant Manager remains jointly liable of the due performance by the beneficiary of this donation or transfer of his rights and obligations under this Agreement.

9.9          Amendment

This Agreement may not be amended or modified except by an instrument in writing signed by all the Parties.

9.10        Waiver

Any Party may (a) extend the time for the performance of any of the obligations or other acts of the other Parties, (b) waive any inaccuracies in the representations and warranties of the other Parties contained herein or in any document delivered by the other Parties pursuant hereto or (c) waive compliance with any of the agreements of the other Parties or conditions to such other Parties’ obligations contained herein.  Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Party to be bound thereby.  Any waiver of any term or condition shall not be construed as a waiver of any subsequent breach, a subsequent waiver of the same term or condition, or a waiver of any other term or condition of this Agreement.  The failure of any Party to assert any of its rights hereunder shall not constitute a waiver of any of such rights.

9.11        No Third Party Beneficiaries

This Agreement shall be binding upon and inure solely to the benefit of the Parties and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever, including any right to employment or continued employment, under or by reason of this Agreement.

9.12        Governing Law

This Agreement shall be governed by, and construed in accordance with, French Law.

9.13        Jurisdiction

9.13.1      Amicable dispute resolution

Any dispute, controversy or claim arising out of or in connection with this agreement or the breach, termination or invalidity thereof, shall be finally settled as follows:

(i)                                     any dispute shall, within fifteen (15) Business Days following the sending by either Party to the other of a notice of a dispute, be referred to the following senior managers from the Sellers and the Purchaser respectively: Mr. Tom Riordan and Mr. Roger-Marc Nicoud for the Sellers and Mr. Paul Bekx for the Purchaser, or any person they may designate.
(ii)                                  Absent any mutual agreement as to the settlement of a dispute in accordance with Article 9.13.1, the dispute shall be finally settled in accordance with Article 9.13.2.

9.13.2      Disputes

Without prejudice of Article 9.13.1, all disputes arising out of or in connection with this Agreement and in particular concerning its interpretation or performance shall be submitted to the Commercial Court of Paris.

9.14        Language

This Agreement is drawn up in the English language. If this Agreement is translated into another language, the English language text shall, in any event, prevail.

Signed in Paris,

On November 29, 2006,

In eleven (11) original copies.

/s/ UDO PINGER _____________________________ Rockwood Specialties Group GmbH Represented by Mr. Udo Pinger	/s/ PAUL BEKX ______________________________ Financière Ginova SAS Represented by Mr. Paul Bekx
/s/ PAUL BEKX _____________________________ Gilde Buy Out Partners SAS Represented by Mr. Paul Bekx	/s/ CHRISTINE MARIETTE ________________________________ Middle Market Fund III FCPR Represented by Mrs. Christine Mariette
/s/ PIERRE HILAIREAU _____________________________ Pierre Hilaireau	/s/ PIERRE HILAIREAU ________________________________ Stonedge S.à.r.l Represented by Mr. Pierre Hilaireau
/s/ PIERRE HILAIREAU _____________________________ Ulysse Consult S.à.r.l Represented by Mr. Pierre Hilaireau	/s/ PIERRE HILAIREAU _____________________________ Henri Colin Represented by Mr. Pierre Hilaireau
/s/ ROGER-MARC NICOUD ____________________________ Each persons listed in Schedule 2 Represented by Mr. Roger-Marc Nicoud

SCHEDULE 1.1

DEFINITIONS

1.                                      For the purpose of this Agreement:

“Acquisition Financing Documents” means the senior and mezzanine financing agreements to be entered into between the Purchaser and the finance providers, in compliance with the commitment letter and the interim facility letter attached hereto under Exhibit 1.1.

“Agreement” means this share purchase agreement and all Schedules and Exhibits to this Agreement, as the same may be amended or supplemented from time to time in accordance with the terms of this agreement;

“Affiliate” means with respect to any Person, any other Person directly or indirectly controlling, controlled by or under common control with such Person;

“Business Days” means any day (other than Saturday) upon which banks are open for business in the United Kingdom, the United States, Germany and France;

“Concerted Action” means any concerted action between two or more persons pursuant to agreements, understandings or otherwise for the purposes of acquiring or selling voting rights or for the purpose of exercising the voting rights in order to enforce a policy towards an Entity. For the purposes hereof, a concerted action will be deemed to exist between or among any: (i) Entity and the chairman of its board, its executive directors, members of its management board, its managers, (ii) Entity and the Entities it Controls or (iii) Entities which are Controlled by the same Person;

“Control” or “Controlled” or “Controlling” means control when an Entity (or several Entities under a Concerted Action): (i) holds directly or indirectly part of the share capital of another Entity granting the majority of the voting rights in the general meeting of shareholders of such Entity; (ii) holds directly or indirectly the majority of the voting rights in the general meeting of shareholders of another Entity pursuant to an agreement, understanding or throughout a Concerted Action with other shareholders of such Entity; (iii) has the ability to determine de facto decisions at the general meeting of shareholders by using the voting rights it holds in such Entity; (iv) exercises a dominant influence by virtue of particular relationships with another Entity; or (v) has the power, whether through voting rights or pursuant to an agreement and, whether directly or indirectly to appoint more than half of the members of the board of another Entity. An Entity is also deemed to control another Entity when it has, directly or indirectly, more than 40% of the voting rights and if there is no other shareholder holding more than 40% of the voting rights;

“Corporate Seller Purchase Price” means the aggregate purchase price to be paid to the Corporate Seller corresponding to the Purchase Price Per Share multiplied by the Corporate Seller Shares;

“Debt Financing” means the bank and mezzanine facilities in an aggregate principal amount of €310,000,000 to be provided to the Purchaser by finance providers in accordance with the

Acquisition Financing Documents, for the purpose of financing, inter alia, of part of the Purchase Price, of the repayment of the Refinanced Debt and of the acquisition costs;

“Documentation Schedule” means the documentation schedule attached hereto, dated the date hereof, delivered by the Sellers to the Purchaser on the date hereof in connection with this Agreement;

“Duration Period” means the First Duration Period and/or the Second Duration Period;

“Encumbrances” means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest, encumbrance, right of retention, easement or other adverse claim of any kind in respect of such property or asset, under any applicable laws, restricting in any manner the ownership, or the transferability of the relevant property or asset (including, for the avoidance of doubt, all pre-emption, first refusal purchase, sell or buy-out rights). For purposes of this Agreement, a Person shall be deemed to own subject to a Encumbrance any property or asset that it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such property or asset;

“Entity” means a company, corporation, partnership, limited liability company, limited liability partnership, joint stock company or any other form of legal association;

“Environmental Contamination” means any pollutants, contaminants or other hazardous material that are existing in the groundwater of the Leverkusen Sites, which are relevant pursuant to any Environmental Law applicable to the relevant property ;

“Environmental Laws” means all applicable, at the date hereof, foreign or local Laws or any regulation, code, plan, order, decree, judgment, notice or demand letter issued, entered, promulgated or approved relating to pollution, protection of the environment, health and safety, classified activities or exposure to hazardous substances, including Laws relating to emissions, discharges, releases or threatened releases of pollutants, noise, contaminants, or hazardous or toxic materials or wastes or any other hazardous substances into ambient air, surface water, ground water, or land or otherwise relating to the manufacture, processing, distribution, use, presence, production;

“Existing Monitoring Action” means, with respect to the three following sites, i.e. Chasse-sur-Rhône, Mourenx and Leverkusen, any and all existing, on-going or usual site monitoring actions initiated, authorized or conducted by the Novasep Group Companies in the Ordinary Course of Business as they are reported and described in the 2006 Environmental VDD ;

“Existing Monitoring/Remediation Costs” means any costs, incurred by the Novasep Group Companies with respect to an Existing Monitoring Action, as they are reported and described in the 2006 Environmental VDD, excluding, for the avoidance of doubt, the costs of any remediation works or further investigations or samplings made necessary, identified out of or arising out in connection such Existing Monitoring Actions;

“Financial VDD” means the non-confidential financial and accounting vendor due diligence report relating to the Group Novasep Companies as prepared by PWC and delivered to the Purchaser on September 26, 2006 and the confidential financial and accounting vendor due diligence report relating to the Group Novasep Companies as prepared by PWC and delivered to the Purchaser on the date hereof;

“Governmental Authority” means any State authority or any court of competent jurisdiction, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, including any court, administrative agency, commission or other judicial body having competent jurisdictions over the subject matter;

“Inter-Company Agreements” means the agreements listed in Schedule 6.8.2;

“Laws” means any European Union, national, regional or local law, statute, ordinance, directive, rule, regulation, order, judgment, decree, injunction or other legally binding obligation imposed by a Governmental Authority;

“Legacy Business” means all activities, assets, obligations and liabilities of DNES which have been transferred to Dynamit Nobel GmbH, Troisdorf, in the course of the Spin-off and Takeover Agreement (Spaltungs- und Übernahmevertrag) notarized on 17 August 2005  (public notary Sabine Dillmann, Troisdorf, deed no. 1446/2005) including all amendments hereto in particular the amendment notarized on 30 March 2006 (public notary Sabine Dillmann, Troisdorf, deed no. 480/2006); such activities being described in detail in particular in § 3.3 through 3.10, § 9, § 11 and § 12 of the Spin-off and Takeover Agreement, and the attachments (Anlagen) hereto.

“Legal VDD” means the limited legal vendor due diligence report as prepared by Debevoise & Plimpton LLP and delivered to the Purchaser on September 27, 2006;

“Managers” means collectively the Represented Managers and the Other Shareholders;

“Managers Purchase Price” means the aggregate purchase price to be paid to the Selling Managers corresponding to the Purchase Price Per Share multiplied by the Managers Shares reduced, as the case may be by an amount equal to the Purchase Price by Share multiplied by the aggregate number of Contributed Managers Shares;

“Material Adverse Effect” means any facts or events which would materially and adversely affect the financial or economic situation of the Company and/or its Subsidiaries taken as a whole (which, for the avoidance of doubt, shall not cover the effect on the general industry or worldwide economic situation);

“Novasep Group Company” or “Novasep Group Companies” means the Company and its Subsidiaries and “Novasep Group Company” means any one of them;

“Ordinary Course of Business” means, with respect to any Person, any action taken that is similar in nature and magnitude to actions customarily taken in the ordinary course of the normal day-to-day operations by such Person consistent with the management practices of such Person during the two years preceding the date of this Agreement;

“Permitted Encumbrances” means (a) statutory liens for current Taxes not yet due or delinquent (or which may be paid without interest or penalties) or the validity or amount of which is being contested in good faith by appropriate proceedings, (b) mechanics’, carriers’, workers’, repairers’ and other similar liens arising or incurred in the Ordinary Course of Business relating to obligations as to which there is no default on the part of any Novasep Group Company, as the case may be, or the validity or amount of which is being contested in good faith by appropriate proceedings, or pledges, deposits or other liens securing the performance of bids, trade contracts, leases or statutory obligations (including workers’ compensation, unemployment insurance or other social security legislation), (c) zoning, entitlement, conservation restriction and other land use and environmental regulations by Governmental Authorities which do not materially interfere with the present use of the assets of the Business, (d) all exceptions, restrictions, easements, charges, rights-of-way and other Encumbrances set forth in any state, local or municipal franchise of any Novasep Group Company and (e) any non financial liens or encumbrances which do not materially interfere with the present use of the assets of the Business.

“Person” means an individual, a partnership, a corporation, a limited liability company, an association, a trust, a joint venture, an unincorporated organization or other Entity or organization;

“Refinanced Debt” means the indebtedness of the Novasep Group Companies to be refinanced on the Closing Date as detailed in Schedule 1.1.B;

“Security Interests” means the security interests listed in Schedule 1.1.D;

“Sellers Advisers” means any adviser assisting the Sellers in process of determining the Adjustment Statement and as indicated as such by the Sellers to the Purchaser;

“Selling Managers” means the Managers who are selling the Transferred Shares pursuant to this Agreement;

“Stock Options” means any and all stock options issued by the Company in accordance with the Stock Options Plans;

“Stock Options Holders” means the holders of Stock Options the list of which is provided under Schedule 1.1.C;

“Shares” means the Corporate Seller Shares and the Managers Shares;

“Subsidiaries” means, with respect to an Entity, any other Entity in which it has, directly or indirectly through another Subsidiary or Subsidiaries, the Control of such Entity;

“Swap Arrangements” means the USD currency swap arrangement entered into by NOVA 1 in connection with the BNP Paribas USD loan agreement and the interest swap arrangements entered into by the Company on April 28, 2004 under the reference number 1428866/MD1428866 and 1429059/MD 1429059 and by NHC Finance on July 7, 2003 under the reference number 06014;

“Tax VDD” means the tax vendor due diligence report relating to the Novasep Group Companies as prepared by Landwell and delivered to the Purchaser on September 26, 2006;

“Taxes” means (i) any and all taxes, charges, fees, levies or other assessments, including all net income, gross income, gross receipts, excise, stamp, real or personal property, ad valorem, withholding, social security (or similar), unemployment, occupation, use, service, service use, license, net worth, payroll, franchise, severance, transfer, recording, employment, premium, windfall profits, environmental, customs duties, capital stock, profits, disability, sales, registration, value added, alternative or add-on minimum, estimated or other taxes, assessments or charges imposed by any Governmental Authority and any interest, penalties, or additions to tax attributable thereto, (ii) liability for the payment of any amount imposed on any Person of the type described in clause (i) as a result of being or having been before the Completion Date a member of an affiliated, consolidated, combined or unitary group and

(iii) any liability for the payment of any amount imposed on any Person of the type described in (i) as a result of any existing express or implied indemnification agreement or arrangement;

“Tax Return” means any return, report, form or similar statement required to be filed with respect to any Tax (including any attached schedules), including any information return, claim for refund, amended return or declaration of estimated Tax;

“Transferred Shares” has the meaning ascribed to it in Article 2.4.4;

“VDD Reports” means collectively the Financial VDD, the Environmental VDD, the Legal VDD and the Tax VDD;

“2005 Novasep Financial Statements” means the consolidated audited accounts (balance sheet and profit and loss statement, consolidated cash flow statement and notes to the accounts) as at December 31, 2005 relating to the consolidated group consisting of the Company and the other Novasep Group Companies, as set forth in the Documentation Schedule;

“2006 Environmental VDD” means the environmental vendor due diligence reports relating to the Novasep Group Companies as prepared by ERM and delivered to the Purchaser on September 28, 2006 and October 10, 2006;

“2006 Novasep Interim Statements” means the unaudited consolidated accounts (balance sheet and profit and loss statement, consolidated cash flow statement and notes to the accounts) as at September 30, 2006 relating to the consolidated group consisting of the Company and the other Novasep Group Companies, as set forth in the Documentation Schedule;

2.                                      The following terms have the meaning set forth in the Articles or Articles of the Schedules below:

Definition	Location

“Actual Costs”	Article 6.10.1 (b)

“Accounting Policies”	Schedule 8.1.1 (4.1)

“Adjustment Statement”	Article 3.2.2 (vi)

“Agent”	Article 9.2.1
“Amended Stock Options Plans”	Article 7.1.2

“Amounts”	Article 3.2.2 (i)

“Assets”	Schedule 8.1.1 (6.1)

“Bank Statements”	Article 3.4.2

“Basic Agreement”	Article 6.11.1

“Breach”	Article 6.5.1 (i)

Definition	Location

“Business”	Article 6.7.1

“Ceiling”	Schedule 8.3 (1.3.3)

“Chemetall Group Companies”	Article 6.9.3

“Claim Notice”	Schedule 8.3 (2.1.1)

“Closing”	Article 5.1

“Closing Date”	Article 5.1

“Closing Purchase Price”	Article 3.1.2

“Closing Purchase Price Adjustment”	Article 3.2.1

“Company”	Recitals

“Competing Business”	Article 6.9.2 (i)

“Contributed Managers Shares”	Preamble

“Contributing Manager”	Article 2.4.4

“Contribution”	Article 6.8.7

“Corporate Seller Closing Payment”	Article 3.2.1(b)

“Corporate Seller Entity”	Article 6.8.1

“Corporate Seller Guarantees”	Article 6.8.10

“Corporate Seller Request”	Article 6.11.3

“Corporate Seller Shares”	Recitals

“Curing Period”	Article 6.5.1 (i)

“Data Room”	Recitals

“Data Room Index”	Recitals

“Deputy Agent”	Article 9.2.1

“Documentation Schedule”	Article 8.1.1

“Draft Adjustment Statement”	Article 3.2.2 (i)

“Duration Period”	Schedule 8.3 (1.3.14)

Definition	Location

“Environmental Action”	Article 6.10.1

“Environmental Action Notice”	Article 6.10.1

“Environmental Liability”	Schedule 8.3 (1.2)

“Estimate”	Article 8.1.3

“Exempt Net Loss”	Schedule 8.3 (1.3.1)

“Exempt New Event”	Article 8.1.4 (b)

“Expected Costs”	Article 6.1.10 (b)

“Expert”	Article 3.2.2 (iv)

“Expert Report”	Article 3.2.2 (v)

“Financial Statements”	Schedule 8.1.1 (4.1)

“First Duration Period”	Schedule 8.3 (1.3.11(a))

“First Statement”	Article 3.4.1

“Information Documents”	Article 8.1.5

“Information Memorandum”	Recitals

“Intellectual Property Rights”	Schedule 8.1.1 (7.1)

“Joinder Agreement”	Article 6.11.1

“Leverkusen Environmental Actions”	Article 6.10.1 (a)

“Leverkusen Sites”	Article 6.10.1 (a)

“Loss”	Schedule 8.3 (1.2)

“Managers Shares”	Recitals

“Material Breach”	Article 6.5.1 (b)

“Material New Event”	Article 8.1.4 (a)

“Meeting Period”	Schedule 8.3 (2.1.1)

“Modified Purchase Price”	Article 3.1.2

“Net Loss”	Schedule 8.3 (1.2)

Definition	Location

“Non-Disclosure Undertaking”	Recitals

“Normal New Event”	Article 8.1.4 (c)

“Notified Claim”	Schedule 8.3 (2.1.1)

“Notice Period”	Schedule 8.3 (2.1.4)

“Payment Obligations”	Article 6.8.1

“Price Per Stock Option Shares”	Article 7.2 (iii)

“Purchaser Notice”	Article 3.2.2 (iii)

“Purchase Price”	Article 3.1.1

“Purchase Price Per Share”	Article 3.1.1

“Purchaser Representations”	Article 8.2

“Purchasers’ Closing Obligations”	Article 5.3

“Q&A Sheet”	Recitals

“Remediation Actions”	Article 6.10.1 (b)

“Reporting Obligations”	Article 6.11.3

“Response Period”	Schedule 8.3 (2.1.1)

“Satisfaction Date”	Article 4.3.3

“Second Duration Period”	Schedule 8.3 (1.3.11(b))

“Sellers’ Closing Obligations”	Article 5.2

“Sellers’ Disagreement Notice”	Article 3.2.2 (ii)

“Sellers Disclosure Letter”	Article 8.1.1

“Sellers Representations”	Article 8.1.1

“Seripharm Environmental Action”	Article 6.10.1

“Sold Managers Shares”	Preamble

“Stock Options Plans”	Article 7.1.1

“Stock Options Shares”	Article 7.2

Definition	Location

“Tax Liability”	Schedule 8.3 (1.2)

“Termination Date”	Article 9.4.1(c)

“Third-Party Claim”	Schedule 8.3 (2.1.3)

“Third-Party Claim Notice”	Schedule 8.3 (2.1.3)

“Transferred Shares”	Article 2.4.4

“Threshold”	Schedule 8.3 (1.3.2(a))

“Updated Statement”	Article 3.4.2

SCHEDULE 8.1.1

SELLERS REPRESENTATIONS

Each of the Sellers hereby makes individually the representations contained in this Schedule 8.1.1.

1                               Authority of the Sellers

1.1                            Each of the Sellers has full power and capacity to execute and perform this Agreement and its obligations hereunder and to benefit from the rights provided for therein. Any Manager who is subject to legal restrictions as result of his or her marital status or being a party to a pacte civil de solidarité has obtained the necessary consent to sell his or her Manager Shares.

1.2                            Neither the execution of and entry into this Agreement by any of the Sellers nor the consummation by the Sellers of the transaction contemplated hereby will (i) violate, conflict with or result in the breach of, or constitute a default under, (A) any provision of any Law or regulation applicable to the Sellers, the Company or the Subsidiaries (B) any order, judgment, award of any court, tribunal or Governmental Authority applicable to the Sellers or the Company or the Subsidiaries, or to which any of their assets is subject, or (C) any agreement or instrument to which the Sellers, the Company, or the Subsidiaries or to which any of their respective assets, are subject; (ii) not result in the creation of any Encumbrance or any other right of any third party upon any assets of the Sellers or the Company or the Subsidiaries; or (iii) except as set forth in the Sellers Disclosure Letter, not require any consent, approval or authorization of, notice to, or filing with any person, entity, court or Governmental Authority.

1.3                            On the Closing Date, all prior formalities and authorizations to be obtained by the Sellers for the transactions contemplated herein have been completed or obtained.

1.4                            This Agreement has been duly executed by each of the Sellers and constitutes a legal, valid and binding obligation of each of the Sellers enforceable against the Sellers in accordance with its terms.

1.5                            None of the Sellers is currently subject of any proceedings with a view to the prevention or resolution of business difficulties (or any similar actions), and there do not exist any serious reasons justifying a judgment or declaration of bankruptcy concerning such Seller.

2                               Shares

2.1                            All of the Shares have been validly issued and fully paid.

2.2                            Save as provided in the articles of association of the Company and, at the date hereof save as provided in the shareholders’ agreement relating to the Company and the Shares, the right attached to each of the Sellers are identical.

2.3                            At the date hereof, save as provided in the articles of association of the Company and in the shareholders’ agreement relating to the Company and the Shares, the Shares are free of any pre-emptive rights or any option rights.

2.4                            At the date hereof, save as provided in the articles of association of the Company and in the shareholders’ agreement relating to the Company and the Shares, there are no options (other than the Stock Options), warrants, convertible securities or other rights, agreements, arrangements or commitments of any nature relating to or giving  access to, immediately or after a period of time, the share capital or voting rights of the Company or relating to the Shares or obligating any of the Sellers or the Company to issue or sell any shares of capital stock of, or any other interest in, the Company.

2.5                            Each of the Sellers is the full and sole owner of the Shares listed opposite its name in Schedule A.

2.6                            On the Closing Date, the Shares will be free and clear from any Encumbrances or any pre-emptive rights or option rights (save as provided in the by-laws of the Company) and there will be no options, warrants, convertible securities or other rights, agreements, arrangements or commitments of any nature relating to or giving access to, immediately or after a period of time, the share capital or voting rights of the Company or relating to the Shares or obligating any of the Sellers or the Company to issue or sell any shares of capital stock of, or any other interest in, the Company.

2.7                            At the date hereof only, the Stock Holders have valid title to the Stock Options, which represent 3.6% (in aggregate) of the share capital of the Company on a fully diluted basis.

3                               Corporate Existence

The Novasep Group Companies are duly organized and validly existing under the Laws of their respective jurisdiction of incorporation or operation. The Company has made available in the Data Room (i) complete and correct copy of the articles of association of the Novasep Group Companies (excluding Applexion Inc, Applexion Latino America, Applexion Chili) as in effect on the date hereof and (ii), save as for minor irregularities, complete and correct copies of (a) its share register (registre de mouvements de titres), its comptes d’actionnaires and (b) of the minutes books of all meetings of the shareholders, of the comité de surveillance and of the board of directors of the Novasep Group Companies (excluding Lorraine Aviation, Applexion Inc, Applexion Latino America, Applexion Chili, Novasep Asia, Novasep Suisse, Novasep KK, Troisdorf  Genehmigungshaltergesellschaft  mbH) as from the dates mentioned in respect thereto in the Date Room Index.

4                               Financial Statements

4.1                            True and correct copies of the 2005 Novasep Financial Statements (the “Financial Statements”), together with an explanation of the methods and principles used and options taken for the preparation of the Financial Statements, have been provided in Schedule 4 of the Documentation Schedule. Save as disclosed in the Sellers Disclosure Letter, the Financial Statements (i) are accurate (réguliers et sincères) and present fairly (donnent une image fidèle) the financial position and the results of operations of the Company at the dates and for the periods to which they relate, (ii) have been prepared in accordance with all relevant French Laws, regulations, and accounting principles and methods, including the IFRS rules applicable to the business of the Novasep Group

Companies, each consistently applied throughout the periods presented in the Financial Statements (the “Accounting Policies”), and (iii) accurately reflect all liabilities and obligations of the Company, of any nature whatsoever, whether accrued or not, required to be recorded thereon in accordance with IFRS rules or the Accounting Policies as at the respective dates thereof.

4.2                            True and correct copies of the 2006 Novasep Interim Statements (the “Interim Statements”), together with an explanation of the methods and principles used and options taken for the preparation of the Interim Statements, have been provided in Schedule 4 of the Documentation Schedule. Save as disclosed in the Sellers Disclosure Letter, the Interim Statements (i) do not reveal any material errors which could result in the Interim Statements not being compliant with the IFRS rules, (ii) have been prepared in accordance with the Accounting Policies and (iii) accurately reflect, in all material respects, all liabilities and obligations of the Company, of any nature whatsoever, whether accrued or not, required to be recorded thereon in accordance with IFRS rules or the Accounting Policies as at the respective dates thereof.

4.3                            Except as set forth in Schedule 4.3 of the Sellers Disclosure Letter, there is no other material documents relating to the acquisition of interests in any Person made by any of the Novasep Group Companies over the last three financial years since the date hereof (the “Acquisitions”).

4.4                            The Acquisitions have been properly recorded on the dates on which they were to be recorded in the accounts of the relevant Novasep Group Companies set out in the Data Room (including for the avoidance of doubt, the 2005 Novasep Financial Statements and the 2006 Novasep Interim Statements) and it is agreed that there is no disclosure against this representation.

5                               Ordinary Course of Business since September 30, 2006

Since September 30, 2006, save as disclosed in the Sellers Disclosure Letter, the Novasep Group Companies have carried on their respective business in the Ordinary Course of Business, and save as disclosed in the Sellers Disclosure Letter, have not performed any of the following actions or make any commitments or decisions in respect of any of the following actions:

(i)                                     declaring, setting aside, making or paying any dividends (whether interim or final) or other distribution (including of profits or reserves, or in respect of its share capital, in cash or otherwise) with respect to the Company and, as a general rule, making other than in the Ordinary Course of Business any payments to any of the Sellers or of their Affiliates and/or their directors or officers;
(ii)                                  allotting, issuing, redeeming, repurchasing or modifying in any manner whatsoever any share capital or any option, security or other right to subscribe for the same or securities convertible into or exchangeable for such shares in the Company or making any other amendment to the articles of association of the Company other than as provided in the Sellers Disclosure Letter or contemplated in Article 5.2;
(iii)                               amending the by-laws and other organizational documents of any of the Subsidiaries;
(iv)                              acquiring or agreeing to acquire any share, shares or other interest in any company, partnership, on-going business or other venture;

(v)                                 voluntarily disposing of or granting any option or right of pre-emption in respect of any part of its material assets or material part of their business;
(vi)                              winding up, merging or splitting up the Company or any of the Subsidiaries;
(vii)                           giving any guarantee (whether as “caution”, “aval” or otherwise) or creating any Encumbrance on its material assets, other than in the Ordinary Course of Business (the Ordinary Course of Business excluding, for the avoidance of doubt, any guarantee or Encumbrance created to secure the obligations of third parties);
(viii)                        entering into any material agreement or permit any amendments to existing material agreements or incur any commitment involving any capital and/or other investment expenditure, in each case in excess of 1,000,000 € per item, and 6,100,000 € in the aggregate in each case exclusive of VAT;
(ix)                                entering into or permitting any amendment, supplement, waiver or other modification of any loan or financing agreements (including the factoring agreements, off-balance sheet undertakings and bank guarantee), other than in the Ordinary Course of Business;
(x)                                   terminating any material insurance policies currently in force or default in the payment of premiums which become due and payable under such insurance policies;
(xi)                                changing the collection and payment practices of the Company or the Subsidiaries, except where such change is solely triggered by a modification in applicable Laws other than in the Ordinary Course of Business;
(xii)                             settling any litigation or arbitration proceedings where such settlement involves a payment by the Company or any of the Subsidiary, or making a partial or total waiver of a claim of the Company, in excess, in each instance, of 300,000 €;
(xiii)                          increasing the compensation payable to the employees of the Company or any of the Subsidiaries, except in the Ordinary Course of Business;
(xiv)                         voluntarily terminating or voluntarily approving, directing or authorizing the termination of any material contracts for a Novasep Group Company;

6                               Prior acquisition structure

Save as disclosed in the Sellers Disclosure Letter, the acquisition by the Company of NOVA 2 and DNES has been made (the “Acquisition”), at the time of the Acquisition, in compliance with the provisions of article 223 B of the French Code Général des Impôts (“amendement Charasse”) and to the best of the Sellers’ knowledge, did not constitute, at the time of the Acquisition, an abus de droit as described in article L.64 of the Livre des Procédures Fiscales, in relation to the amendement Charasse.

7                               Environmental liabilities

Save as disclosed in the Sellers Disclosure Letter (provided however items disclosed therein are quantified in the 2006 ERM Report provided in section 26.01 of the Data Room, with the exception of the Existing Monitoring/Remediation Costs that are expressly deemed to be part of the Sellers Disclosure Letter for the purpose of this representation, though not quantified in the 2006 ERM Report), none of the Novasep Group Companies will incur any loss, liability, penalty, prejudice or other adverse financial consequences as a result of any material non-compliance with material Environmental Laws (excluding for the avoidance of doubt, any environmental claim of DNES with regard to the Legacy Business).

8                               Intellectual and Industrial Property Rights

8.1                            Except as disclosed in the Sellers Disclosure Letter, all of the patents and other intellectual property rights which are owned by the Company or any Subsidiary listed in Schedule 8.1 of the Documentation Schedule (the “Intellectual Property”) are:

(i)                                     the property of the Novasep Group Companies;

(ii)                                  valid and may be exercised;

(i)                                     not attacked or opposed by any third party; or

(ii)                                  not subject to any license in favour of a third party which could prevent any of  the Group Novasep Company to carry on a substantial part of its Business.

8.2                            As at the date of this Agreement and except as disclosed in the Sellers Disclosure Letter, there is no pending litigation with any third party acting as claimant in which it is alleged that the Company or a Subsidiary acting as defendant infringes any of the third party’s intellectual property rights.

8.3                            All material agreements relating to Intellectual Property are in full force and have full effect and the Sellers do not have knowledge of any failure of the Novasep Group Companies to comply with material contractual obligations or of any disputes relating thereto.

9                               Tax Regulations

9.1                            Save as disclosed in the Sellers Disclosure Letter, the Company and, as the case may be, its Subsidiaries have filed all material Tax returns, declarations or filings required by applicable Laws within the prescribed period, and all such returns, declaration or filings are correct in all material respect.

9.2                            The Novasep Group Companies have, as at September 30, 2006, paid all the relevant Tax provided such Tax were due and payable prior to September 30, 2006, in accordance with the relevant Tax returns, declaration or filings made by the relevant Novasep Group Companies.

10                        Commercial Agreements

To the best knowledge of the Sellers and save as disclosed in the Sellers Disclosure Letter, no written notice has been received by any of the Novasep Group Companies relating to the termination of any commercial agreements entered into between the Novasep Group Companies and the following clients:Novartis, Pfizer, Sanofi, Roche ,Ben Venue, Sanofi Tanabé, Syngenta, Bayer, BMS, Solvay, Avexa, Vertox, Schering.

11                        Real Estate

The Novasep Group Companies are, as the case may be, the absolute legal owners, free from lessees, liens and encumbrances of any kind, except for Permitted Encumbrances and except as indicated in Sellers’ Disclosure Letter of and/or have good title thereto (including through financial leases or commercial lease agreements) and have all rights necessary to enjoy the Real Estates except for Permitted Encumbrances and except as indicated in the aforementioned Schedule, at the following sites of the Novasep Group Companies, i.e. Finorga Chasse sur Rhône, Finorga Mourenx, DNES Leverkusen, Seripharm Le Mans, Novasep Pompey, Applexion Epône and Orelis St Maurice de Beynost, and in particular the properties identified in Schedule 11 of the Documentation Schedule, (together the “Real Estates”). The Novasep Group Companies have all Governmental Authorities’ authorizations to use and operate the Real Estates. The ownership of the Real Estates by the Novasep Group Companies is duly recorded at the Land Registry. To the Sellers’ best knowledge, there are no circumstances which affect the Novasep Group Companies’ title to the Real Estates, such as a compulsory purchase order or notification of potential expropriation.

12                        VDD Reports

The Sellers acknowledge that the VDD Reports made available to the Purchaser have been prepared in good faith in accordance with the principles set out in the respective engagement letters entered into between the authors of the VDD Reports and the Sellers and do not omit, to the best of their knowledge, any relevant material information that could have had a Material Adverse Effect of an amount equal or above €10,000,000.

13                        Arrangements with connected Parties

There is no other agreement, indemnity, guarantee or security arrangement between any of the Novasep Group Companies and the Corporate Seller and its Affiliates and any amounts due pursuant to these agreements will be settled at the latest on the Closing Date.

There is no agreement between the Managers and the Novasep Group Companies other than employment agreements and no payment or indemnity are due by the Novasep Group Companies to the Managers or their Affiliates (in particular as a result of the transaction contemplated herein) other than the payments due under the existing employment relationships between the Managers and the Novasep Group Companies.

14                          Effects of the transfer of the Shares

The execution of this Agreement and the consummation of all the transactions contemplated hereunder will not in themselves trigger the obligation for the Novasep Group Companies to pay prepayment and termination fees to be due in connection with the repayment of the Refinanced Debt in excess of € 400,000.

SCHEDULE 8.2

PURCHASER REPRESENTATIONS

1                               Authority of the Purchaser

1.1                            The Purchaser has full power and capacity to execute and perform this Agreement and its obligations hereunder and to benefit from the rights provided for therein. Without prejudice to the generality of the foregoing, the Purchaser will, at Closing, have obtained all required approvals from all its competent corporate bodies.

1.2                            Neither the execution of and entry into this Agreement by the Purchaser nor the consummation by the Purchaser of the transaction contemplated hereby will (i) violate, conflict with or result in the breach of, or constitute a default under, (A) its articles of association, (B) any provision of any Law or regulation applicable to it (C) any order, judgment, award of any court, tribunal or Governmental Authority applicable to it or (D) any agreement or instrument to which the Purchaser is subject; or (ii) except as set forth in the Documentation Schedule, not require any consent, approval or authorization of, notice to, or filing with any person, entity, court or Governmental Authority.

1.3                            This Agreement has been duly executed by the Purchaser and constitutes a legal, valid and binding obligation of the Purchaser enforceable against the Purchaser in accordance with its terms.

2                               Organization

2.1                            The Purchaser is a limited liability company duly incorporated, validly existing under the Laws of France;

2.2                            The Purchaser is currently not subject of nor has been threatened of any proceedings with a view to the prevention or resolution of business difficulties (or any similar actions), and there do not exist any serious reasons justifying a judgment or declaration of bankruptcy concerning the Purchaser.

3                               Absence of litigation

No action is pending or threatened against the Purchaser which seeks to delay the consummation of the transactions contemplated by this Agreement or would, individually or in the aggregate, have a material adverse effect on the ability of the Purchaser to consummate the transactions contemplated by this Agreement.

4                               Certain Funds

Subject to the terms and conditions of the Acquisition Financing Documents, the Purchaser has secured all financing necessary to ensure that on the Closing Date, it will have sufficient resources to pay the Purchase Price and reimburse the Refinanced Debt. As at the date hereof, the Purchaser has received, on the date hereof, a binding commitment letter and an interim facility letter delivered by ING, and HVB confirming the granting of a Debt Financing to the Purchaser in a principal amount of €310,000,000 for the purpose of purchasing the Shares and reimbursing the Refinanced Debt. Copies of the above mentioned documents are attached as Exhibit 1.1.

5                               Agreement with the Managers

The Purchaser and its Affiliates have not entered into nor will enter into any agreement or undertaking with any of the Managers, the purpose of which is to limit the Managers’ obligations pursuant to this Agreement.

SCHEDULE 8.3

INDEMNIFICATION PRINCIPLES

1                               Indemnity

1.1                            Principles of Indemnification

1.1.1                          The Sellers hereby undertake, subject to the terms and conditions set out in this Schedule, to indemnify the Purchaser for the amount of any Net Losses (as defined in Article 1.2 of this Schedule).

1.1.2                          Without prejudice to the foregoing or to Article 1.3.9 (a) of this Schedule, any Loss incurred by the Company shall be deemed to be incurred by the Purchaser in the same amount. Under no circumstances whatsoever, shall the multiplier or any other ratio that may have been used, directly or indirectly, for calculating the Purchase Price, or any portion thereof, be taken into account.

1.1.3                          Any payments to be made pursuant to Article 2 of this Schedule shall be assumed by each Seller pro rata to the portion of the Shares set forth opposite such Seller’s name on Schedule A of this Agreement.

1.1.4                          Any amount paid by the Sellers to the Purchaser under this Schedule 8.3 shall constitute a reduction of the Purchase Price.

1.2                            Method of Calculation

In order to identify and calculate the amount (including any costs or reasonable expenses relating thereto) of any damage (préjudice) actually paid by or borne by the Company to the extent arising from, and save as provided otherwise, (i) any breach or inaccuracy of any Sellers Representation contained in Schedule 8.1.1 or (ii) any breach by the Sellers of the covenants of the Sellers contained in Article 6.3 of this Agreement (a “Loss”), the following provisions of this Article 1.2 of this Schedule shall be taken into account and shall be referred to as a “Net Loss”. Any Net Loss arising from any breach or inaccuracy of the Sellers Representation contained in sub-section 7 of Schedule 8.1.1 or any Actual Costs arising from a Remediation Action as set out in Article 6.1.10 of this Agreement, shall be specifically referred to as an “Environmental Liability” and any Net Loss arising from any breach or inaccuracy of the Sellers Representation contained in sub-section 9 of Schedule 8.1.1 shall be specifically referred to as a “Tax Liability”:

1.2.2                          Positive gains or consequences arising out of a Loss

Any Loss arising from a fact or event concerning the Company shall be reduced by any actual net savings or actual net gains incurred by the Company, arising directly from the same fact or event.

1.2.3                          Indemnification by a third Person

Any Loss shall be reduced by the amount of any damages, indemnity, restitution, reimbursement or any other sums, net of Taxes (if any), recovered or recoverable from any third parties (including from any insurance company pursuant to an insurance policy) through any manner including legal proceedings (first instance and appeal) provided however that such legal proceeding shall not go beyond the court of appeal and shall not oblige the Purchaser to bring the matter before the French supreme court (Cour de Cassation) , after the Closing Date, from any third party in relation to such Loss either by the Purchaser or the Company (including any amounts to be recovered from an insurance company).

1.2.4                          Provisions

The Sellers shall have no obligation to indemnify the Purchaser in respect of any Notified Claim if and to the extent that the matter giving rise to the Notified Claim is specifically accounted for or provided in the accounts of the Company as of the Closing Date.

1.2.5                          Corporation Tax

The amount of the Loss shall take into account and shall be reduced by a corresponding amount equal to the applicable corporation Tax (including any additional Tax to corporation Tax) savings or deduction as a result of the Loss provided that savings or deduction which would result in an increase or creation of tax losses carry forward will not constitute a saving for the purpose of this Article.  For the purpose of this Article 1.2.5, the applicable corporation Tax savings or deduction shall be calculated by applying the relevant statutory rate of corporation Tax to the amount of the Loss.

1.2.6                      Interest

The amount of the Loss claimed by the Purchaser shall not include any sum corresponding to interest.

1.2.7                      Net Loss

For the avoidance of doubt, the Sellers shall indemnify the Purchaser or the Company only for Net Losses, it being understood that any limitation or reduction of a Loss as set forth in this Article 1.2 shall not postpone the payment of the Net Loss pursuant to and subject to Article 2.2 of this Schedule and in the event any limitation of the Loss as set forth in this Article 1.2 is determined only after the payment of the Net Loss, Article 2.2.3 of this Schedule shall apply.

1.3                            Limitations on Indemnification

1.3.1                      Exempt Net Losses

The Sellers shall not be liable, and therefore shall not be required to indemnify or pay, in respect of a Net Loss pursuant to Article 1.1 of this Schedule, in the event that such Net Loss results from a single event or fact, and the amount of such Net Loss does not exceed €50,000 (an “Exempt Net Loss”), it being understood that a succession of similar events or facts having a similar source or origin and which individually are Exempt Net Losses shall be considered as one single event or fact for the purposes of calculating such amount.

1.3.2                          Threshold

(a)                                  The Sellers shall not be responsible for all or part of any Net Loss pursuant to Article 1.1 of this Schedule unless and until the aggregate amount of all

Net Losses (not being Exempt Net Losses) in respect of all Notified Claims, equals or exceeds €1,500,000 (the “Threshold”).

(b)                                 For the avoidance of doubt, when the Threshold is reached or exceeded, then, in accordance with the provisions of Article 2 of this Schedule, the Sellers shall be responsible for the amount of all Net Losses pursuant to Article 1.1 of this Schedule, that are unpaid as of the date on which the Threshold is reached or exceeded.

1.3.3                      Ceiling

Notwithstanding anything to the contrary contained in this Schedule or in this Agreement, the maximum aggregate liability or payments which the Sellers may be obliged to make under this Agreement shall not exceed the amount of € 35,000,000 (the “Ceiling”).

By exception to the foregoing, the Ceiling will not apply to any Notified Claim in relation to (i) sub-section 2 (Shares) of Schedule 8.1.1 (which shall not for the avoidance of doubt be subject to any Ceiling), and (ii) the Environmental Liabilities and the Tax Liabilities which shall be treated separately in accordance with the Articles 1.3.4 and 1.3.5 below.

1.3.4                      Ceiling and Duration of the Environmental Liabilities

(a)                                  It is agreed between the Parties that the Environmental Liabilities can only be incurred as a result of a breach or inaccuracy of the Sellers Representation contained in sub-section 7 of Schedule 8.1.1 or as a result of payments by a relevant Novasep Group Company of Actual Costs as set out in article 1.2 above.

(b)                                 Notwithstanding anything to the contrary contained in this Schedule or in this Agreement, the aggregate liability or payments which the Sellers may be obliged to make under this Agreement in respect of the Environmental Liabilities shall be limited in accordance with the period during which a Notified Claim in respect of this Environmental Liability is served so that:

-                    during a fifteen-month period starting from the Closing Date: ninety percent (90%) of the amount of Net Losses, and/or as the case may be, of the Actual Costs, in respect of an Environmental Liability shall be borne by the Sellers and ten percent (10%) of the amount of Net Losses and/or as the case may be, of the Actual Costs, in respect of this Environmental Liability shall be borne by the Purchaser;

-                    during the period between fifteen (15) months starting from the Closing Date until thirty (36) months following the Closing Date: seventy percent (70%) of the amount of Net Losses and/or, as the case may be, of the Actual Costs, in respect of an Environmental Liability shall be borne by the Sellers and thirty percent (30%) of the amount of Net Losses and/or as the case may be, of the Actual Costs, in respect of an Environmental Liability shall be borne by the Purchaser;

-                    after a period of 36 months following the Closing Date, no liability of the Sellers in respect of an Environmental Liability shall be incurred in any manner whatsoever in accordance with Article 1.3.14 below.

(c)                                  In addition, the maximum aggregate liability or payments which the Sellers may be obliged to make under this Agreement in respect of Environmental Liabilities incurred (i) as a result of a Seripharm Environmental Action shall not exceed the amount of € 500,000 and/or (ii) as a result of a Remediation Action shall not exceed the aggregate amount of the Actual Costs.

1.3.5                          Ceiling and Duration of the Tax Liabilities

(a) It is agreed between the Parties that the Tax Liabilities can only be incurred as a result of a breach or inaccuracy of the Sellers Representation contained in sub-section 9 of Schedule 8.1.1.

(b) Notwithstanding anything to the contrary contained in this Schedule or in this Agreement, the aggregate liability or payments which the Sellers may be obliged to make under this Agreement in respect of the Tax Liabilities shall be limited in accordance with the period during which a Notified Claim in respect of this Tax Liability is served so that:

-                    during a fifteen-month period starting from the Closing Date: hundred percent (100%) of the amount of Net Losses in respect of an Tax Liability shall be borne by the Sellers;

-                    during the period between fifteen months starting from the Closing Date until 36 months following the Closing Date: seventy five percent (75%) of the amount of Net Losses in respect of an Tax Liability shall be borne by the Sellers and twenty five (25%) of the amount of Net Losses in respect of an Tax Liability shall be bared by the Purchaser

-                    after a period of 36 months following the Closing Date: no liability of the Sellers in respect of a Tax Liability shall be incurred in any manner whatsoever in accordance with Article 1.3.14 below;

(c)          As an exception to the above, it is agreed that ninety percent (90%) of the amount of any Net Losses incurred in connection the items identified in the internal note relating to Finorga tax reassessment referred to under Section 15.11.15 of the Data Room Index (the “Tax Internal Note”), as set out in the Documentation Schedule, shall be borne by the Sellers and ten percent (10%) shall be borne by the Purchaser and the aggregate liability or payments which the Sellers may be obliged to make in respect thereto shall not be subject to any Duration Period.

1.3.6                      Non bis in idem

A similar Loss will only be indemnified once pursuant to this Agreement even if such Loss corresponds to the breach of several of the Sellers Representations or of the covenant described in Article 6.3 of this Agreement.

1.3.7                      Variation of Laws

The Sellers shall not be liable for and shall not be required to pay all or any portion of any Net Loss to the extent that the amount of such Net Loss results from or is increased by the adoption of, or modification of Laws occurring after the Closing Date.

1.3.8                      Changes attributable to the Purchaser and/or the Company

The Sellers shall not be liable for or be obliged to pay all or any portion of any Net Loss up to the amount of such Net Loss that directly results from, or is increased by, any negligent or faulty act or omission by the Purchaser and/or the Company or their directors, employees, agents or their respective representatives after the Closing Date.

1.3.9                      Limits on indemnification

Notwithstanding anything to the contrary contained in this Agreement and in particular this Schedule:

(a)                                  The Sellers shall have no liability under any provision of this Agreement for any punitive, incidental, consequential or indirect damages;

(b)                                 The Sellers may be liable for loss of net income which will be considered as a direct damage only to the extent the Purchaser can demonstrate that the amount of such loss results directly from the breach of the representations or warranties made by the Sellers in Schedule 8.1.1 or the breach of the covenants by the Sellers contained in Article 6.3 of this Agreement and cannot be mitigated by appropriate commercial action or opportunity relating to the breach or alleged breach;

1.3.10               Obligation on the Purchaser and the Company to mitigate the Net Loss

(a)                                  The Purchaser and the Company shall take all reasonable measures and steps and give all assistance and shall procure that their respective directors, employees, agents or their representatives take all reasonable measures and steps and give all assistance in order to avoid or minimize the amount of any Net Loss in order to obviate the risk of (i) the Sellers incurring liability for a Net Loss which they otherwise would not have incurred or their liability already so incurred being exacerbated or increased, or (ii) the amount of the Net Loss being increased.

(b)                                 If a Net Loss could give rise to a payment under this Agreement, the Purchaser or the Company shall grant the Sellers the option to intervene in order to limit or mitigate the Net Loss in so far as such intervention does not unduly hinder the normal activities of the Company. Where the Sellers’ intervention results in a diminution of the Net Loss, the amount of the initial Net Loss in respect of which the Sellers could be liable shall be reduced by a corresponding amount.

1.3.11                Knowledge of the Purchaser

(a)                                  Without prejudice to Article 1.3.12 below, the Purchaser confirms that it has no knowledge of any breach of the Sellers Representations on the date of this Agreement.

(b)                                 None of the Sellers shall have any obligation to indemnify the Purchaser in respect of any Notified Claim for breach of the Sellers Representations to extent that, prior to the date of this Agreement, the Purchaser had knowledge of such breach.

1.3.12               Exceptions to the Sellers’ representations and warranties

The Sellers shall not be liable for and shall not be obliged to pay for all or any portion of any Net Loss relating to:

(a)                                  any fact, matter or circumstance contained or referred to in the Sellers Disclosure Letter in this Agreement, for all of which the Purchaser shall be deemed to have knowledge, save as provided otherwise in sub-paragraph (b) below.

(b)                                 By exception to the preceding paragraph (a):

-                    the matters contained in the letter to the locally competent DRIRE referred to in Article 6.10.3 of the Agreement and the related answers of the locally competent DRIRE shall be excluded from the exceptions to the Sellers Representation made under Article 7 of Schedule 8.1.1;

-                    it is also agreed that, for the purposes of the Sellers’ Representation made under Article 7 of Schedule 8.1.1, only facts, matters or circumstances for which a specific cost estimate has been provided in the 2006 Environmental VDD (as provided in Section 26.01 of the Data Room) shall be taken into consideration to exclude, up to the aggregate amount of the specific cost estimates provided in the 2006 Environmental VDD with respect to such facts, matters or circumstances (i.e. € 8,000,000 in aggregate), the Sellers’ liability under the present Schedule 8.3. By exception to the foregoing, the Existing Monitoring/Remediation Costs, though not quantified in the 2006 Environmental VDD, are deemed to be part of the Sellers Disclosure Letter and to exclude the Sellers’ liability in respect thereof.

(c)                                  any fact, matter or circumstance which are fairly disclosed or referred to in the Information Documents; and

(d)                                 any fact, matter or event relating directly or indirectly to the Legacy Business.

(a), (b), (c) and (d) above constitute exceptions to the representations and warranties made by the Sellers under Schedule 8.1.1.

The numbers and headings of the Sellers Disclosure Letter, this Agreement and of the Information Documents shall be for convenience only and shall not limit the effect of any of the disclosures contained in the Sellers Disclosure Letter, in this Agreement or in the Information Documents. All disclosures validly made in accordance with this Agreement and which are contained in the Sellers Disclosure Letter, in this Agreement or in the Information Documents are made in respect of the specific Sellers’ Representation that is referred to opposite such disclosure in the Sellers Disclosure Letter.

1.3.13               Notification by the Purchaser of breaches of the Sellers Representations

(a)           If, after the date of this Agreement and before the Closing Date:

(i) the Purchaser shall become aware that there was a breach of Sellers Representations as of the date of this Agreement; or

(ii) any event shall occur or any matter shall arise of which the Purchaser becomes aware which results or can reasonably be expected to result in a breach of the Sellers Representations on the Closing Date;

the Purchaser shall promptly notify the Sellers, setting out all relevant details and the Sellers shall make any investigation concerning the event or matter as the Purchaser may reasonably require.

(b)                                 If the Purchaser fails to notify the Sellers of any breach of Sellers Representation in accordance with Article 1.3.14 below, the Purchaser shall be deemed to have waived its right to make a Claim for any Loss arising out of such breach.

1.3.14               Duration

(a)                                  Any Notified Claim made under Article 2 of this Schedule shall be notified by the Purchaser to the Sellers at the latest 15 (fifteen) months after the Closing Date (the “First Duration Period”).

(b)                                 By exception to the foregoing, any Notified Claims made in respect of the representations and warranties referred to under (i) sub-sections 2 (Shares) of Schedule 8.1.1. shall be notified until the expiration of its respective statute of limitation increased by 30 days and (ii) the Environmental Liabilities and the Tax Liabilities shall be notified at the latest thirty six (36) months after the Closing Date (the “Second Duration Period”).

1.3.15               Longstop Date

Any Notified Claim for indemnification pursuant to Article 1 of this Schedule that has been notified to the Sellers in accordance with Article 2 of this Schedule prior to the end of the applicable Duration Period and which is at that time pending or challenged and for which payment has not been made shall survive the expiry of the applicable Duration Period in accordance with this Schedule to the extent still pending or challenged or unpaid at such date but shall terminate and be null and void unless proceedings between the Parties with respect to such Notified Claim have commenced within six months following the end of the applicable Duration Period (provided that, with respect to any Third-Party Claim relating to litigation brought against the Company, any Notified Claim in respect of such Third-Party Claim (that has been notified in good faith to the Sellers in accordance with Article 2 of this Schedule prior to the end of the applicable Duration Period) shall survive until finally resolved between the Purchaser and such third party pursuant to Article 2 of this Schedule).

Any Notified Claim for indemnification in relation to Actual Costs, notified to the Sellers prior to the end of the applicable Duration Period and for which payment has not been made, shall survive the expiry of the applicable Duration Period to the extent still unpaid at such date but shall terminate and be null and void upon full repayment by the Sellers of the indemnification payments related to the Actual Costs.

2                               Indemnification procedure and payment of claims

2.1                            Indemnification Procedure

All claims for indemnification by the Purchaser under this Schedule shall be asserted and resolved as set forth in this Article 2 of this Schedule.

2.1.1                          In the event that the Purchaser or the Company becomes aware of any fact or matter which may give rise to the Purchaser making a claim for indemnity against the Sellers under this Schedule, the Purchaser shall provide written notice thereof (a “Claim Notice”) to the Sellers, which Claim Notice shall specify in detail the grounds on which the claim is based and a good faith estimate of the amount of the claim, if possible (a “Notified Claim”), within thirty (30) days from the date on which the Purchaser has become aware of such fact or matter; provided, however, that the failure to notify on the part of the Purchaser in the manner set forth herein shall not affect any rights otherwise available to the Purchaser hereunder, except if, and to the extent of, the prejudice suffered by the Sellers as a result of the Purchaser’ failure to notify.

The Sellers shall have fifteen (15) days from receipt of the Claim Notice (the “Response Period”) to notify the Purchaser whether or not the Sellers dispute their liability to the Purchaser with respect to the relevant Notified Claim.

If the Purchaser does not receive a response from the Sellers within the Response Period, the Sellers shall be deemed to dispute the Notified Claim.

If the Sellers deliver written notice to the Purchaser within the Response Period specifying that the Sellers do not dispute the Notified Claim, the Sellers shall pay the Purchaser the amount of the Net Loss corresponding to Notified Claim set forth in the Claim Notice in accordance with Article 2.2 of this Schedule.

If the Sellers dispute such Notified Claim, the Sellers and the Purchaser shall meet within fifteen (15) days following the end of the Response Period (the “Meeting Period”) to discuss the Sellers’ dispute of the Notified Claim. If the Purchaser and the Sellers are unable to resolve the Sellers’ dispute of the Notified Claim (or do not meet to resolve the Sellers’ dispute of the Notified Claim) within fifteen (15) days following the end of the Meeting Period, the Sellers or the Purchaser may initiate proceedings in accordance with Article 9.13 of this Agreement with respect to such Notified Claim. Notwithstanding the foregoing to the contrary, in the event a Notified Claim is a Third-Party Claim, the Response Period with respect to such Notified Claim shall commence on the date on which a final non-appealable judgment is rendered in respect of such Third-Party Claim.

2.1.2                          In the event a Claim Notice is delivered by the Purchaser, the Purchaser shall (and shall cause the Company and its accountants, attorneys and representatives to permit the Sellers to review and consult all relevant information and/or documents held by the Company, (or its accountants, attorneys and representatives) relating to the relevant Notified Claim and which are reasonably necessary to understand the conditions and circumstances of the relevant Notified Claim and provide the Sellers with access (subject to reasonable notice and during regular business hours) to any employees of the Company and make readily available to the Sellers (i) all relevant books, records, and documents relating to the Notified Claim and (ii) all other items reasonably requested by the Sellers in connection therewith which are necessary to understand the conditions and circumstances of the relevant Notified Claim.

2.1.3                          In the event the Purchaser or the Company receives a claim, demand, audit notice, summons, or notice of any pending litigation (or material threatened litigation) which has or which could give rise to a Notified Claim under this Schedule as a result of or in connection with a claim or liability to a third party (a “Third-Party Claim”), the Purchaser shall promptly, but in no event later than ten (10) Business Days following the Purchaser’ or the Company’s receipt of such Third-Party Claim, notify the Sellers of such claim or demand and the amount or the estimated amount thereof (the “Third-Party Claim Notice”); provided, however, that the failure to notify on the part of the Purchaser in the manner set forth herein shall not affect any rights otherwise available to the Purchaser hereunder, except if, and to the extent of, the prejudice suffered by the Sellers as a result of the Purchaser’ failure to notify. The Sellers shall have no liability with respect to costs and expenses incurred by the Purchaser or the Company prior to the time the Third Party Claim Notice is delivered to the Sellers.

2.1.4                          The Sellers shall have until five (5) Business Days prior to the date on which the Purchaser and/or the Company, is or are required to respond to the Third-Party and at the latest thirty (30) Business Days from the receipt of the Third-Party Claim Notice (the “Notice Period”) to notify the Purchaser whether or not the Sellers desire to defend such Third-Party Claim. If the Purchaser does not receive any response from the Sellers within the Notice Period, the Sellers shall be deemed not to desire to defend such Third-Party Claim. All costs and expenses incurred by the Purchaser or the Company in defending such Third-Party Claim shall be borne by the Sellers.

2.1.5                          In the event that the Sellers notify the Purchaser within the Notice Period that they desire to defend the Third-Party Claim, except as hereinafter provided, the Sellers shall have the right to defend the Third-Party Claim and shall have the sole power to direct and control such defense, having due consideration to the corporate interests of the Company.

In such case, and in addition to the covenants provided for in Article 2.1.2 of this Schedule, the Purchaser shall or shall cause the Company to provide the Sellers and their counsel access to relevant business records which are necessary to understand the conditions and circumstances of the relevant Third-Party Claim, and shall use its reasonable best efforts to assist, and to cause the Company’s employees to assist, in the defense of such Third-Party Claim.

The Sellers shall under no circumstances settle, compromise or offer to settle or compromise any such Third-Party Claim on a basis which would have a Material Adverse Effect for the Company.

2.1.6                          If the Sellers elect or are deemed to elect not to defend the Third-Party Claim where such Third-Party Claim has been brought against the Company, then the Purchaser or the Company shall have the right to defend the Third-Party Claim and shall have the sole power to direct and control such defense. In any event, the Sellers shall have the right to participate in the defense or settlement of any Third-Party Claim for which the Sellers may be liable hereunder at their own expense.

2.1.7                          The Purchaser shall not (and shall take all steps within its control to procure that the Company shall not) settle, compromise or discharge a Third-Party Claim or admit to any liability with respect to such Third-Party Claim without the prior written consent of the Sellers.

2.2                            Payment of Claims

2.2.1                          Any Notified Claim accepted by the Sellers on a certain date under the terms of Article 2.1 of this Schedule shall be deemed to be certain, in liquid form and due and payable from that date. Where this is not the case, and without prejudice to any legal disposition, an amount shall be deemed to be certain, in liquid form and due and payable under Article 2 of this Schedule following (i) an agreement between the Sellers and the Purchaser or the Company with respect to the relevant Notified Claim, (ii) a settlement agreement in accordance with article 2044 of the French Civil Code being concluded between the Sellers and the Purchaser or the Company with respect to the relevant Notified Claim, or (iii) an enforceable, non-appealable and final decision being rendered by the tribunal or court with respect to the relevant Notified Claim (it being agreed by the Sellers that for the purposes of Article 2.2.2 of this Schedule and in the situation referred to in this sub-paragraph (iii), the due date shall be the date following the date the enforceable, non-appealable and final decision of the tribunal or court is rendered).

2.2.2                          Any delay in payment (starting from the due date) by the Sellers of sums due under this Article 2 of this Schedule will result in the Sellers having to pay interest at EURIBOR.

2.2.3                          In accordance with Articles 1.2 and 1.3 of this Schedule, in order to determine the final amount of the Net Loss, if one of the amounts to deduct from a Loss is known or ascertained or calculated only after the Net Loss has been paid by the Sellers to the Purchaser or the Company, the Purchaser or the Company shall reimburse to the Sellers an amount equal to the difference between (i) the amounts paid by the Sellers in relation to such Loss and (ii) the amounts which would have been paid if the amounts to be deducted from the Loss in accordance with Articles 1.2 and 1.3 of this Schedule had been known before the date of payment of such Net Loss.

2.2.4                          When a Loss in respect of which payment of the amount of Net Loss has been made by the Sellers to the Purchaser or the Company is reduced or recovered in whole or in part for any reason other than in accordance with Articles 1.2 and 1.3 of this Schedule, the Purchaser or the Company shall pay to the Sellers an amount corresponding to the reduction or recovery of the Loss (up to the amount of the Net Loss paid by the Sellers to the Purchaser or the Company).